_________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of  30 September 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BHP Billiton Plc
Financial Statements for the year ended 30 June 2003 (part 3 of 3)

Notes to Financial Statements continued

33 US Generally Accepted Accounting Principles disclosures

The financial statements of the BHP Billiton Group are prepared in accordance with UK Generally Accepted Accounting Principles (GAAP). The financial statements, analyses and reconciliations presented in this note represent the financial information which would be required if US GAAP had been applied instead of UK GAAP.

Reconciliation to US GAAP

The following is a summary of the estimated adjustments to net income for the years ended 30 June 2003, 2002 and 2001 that would be required if US GAAP had been applied instead of UK GAAP. Certain items in the comparative periods have been reclassified to conform to current period disclosures.
		2003	2002	2001
		US$M	US$M	US$M
Reconciliation of net income
Attributable profit as reported under UK GAAP		1 901	1 690	1 529
add/(deduct)
Estimated adjustment required to accord with US GAAP:
BHP Billiton Plc Group's pre-acquisition profit attributable to shareholders under UK GAAP	(A)	-	-	(565)
Fair value adjustment on acquisition of BHP Billiton Plc Group - depreciation, amortisation
and other asset movements	(B)	(181)	(454)	(11)
BHP Steel demerger	(C)	17	(333)	-
Employee compensation costs	(D)	31	26	(117)
Write-down of assets	(E)	8	-	-
Depreciation - write-downs	(E)	(2)	(18)	(19)
Depreciation - revaluations	(F)	5	5	5
Depreciation - reserves	(G)	(3)	(15)	-
Restructuring and employee provisions	(H)	(11)	(55)	31
Fair value accounting for derivatives	(I)	(23)	279	(33)
Synthetic debt	(J)	(20)	18	-
Realised net exchange gains on sale of assets/closure of operations	(K)	-	84	7
Exploration, evaluation and development expenditures	(L)	9	(60)	(3)
Start-up costs	(M)	3	(2)	5
Profit on asset sales	(N)	2	2	2
Pension plans	(O)	(24)	(12)	24
Other post-retirement benefits	(P)	5	8	-
Mozal expansion rights	(Q)	6	22	-
Goodwill	(R)	2	-	-
Employee Share Plan loans	(S)	(8)	(16)	-
Purchase business combination costs	(T)	-	-	38
Expenses on spin-off of OneSteel	(U)	-	-	(30)
Restoration and rehabilitation costs	(V)	-	-	50
Consolidation of Tubemakers of Australia Ltd	(W)	-	-	(1)
Taxation effect of above adjustments		118	66	(30)
Other taxation adjustments	(X)	(254)	14	-
Total adjustment		(320)	(441)	(647)
Net income of BHP Billiton Group under US GAAP		1 581	1 249	882

The following is a summarised income statement prepared in accordance with US GAAP. Certain items in the comparative periods have been reclassified to conform to current period disclosures.
	2003	2002	2001
	US$M	US$M	US$M
Consolidated income statement
Sales revenue	15 608	13 552	8 100
deduct
Cost of sales	10 965	9 527	6 149
Depreciation and amortisation	1 820	1 882	1 137
General and administrative expenses	125	174	185
Operating income	2 698	1 969	629
add
Other income	223	321	516
Interest income	65	142	61
deduct
Interest expense	302	465	271
Net foreign exchange loss/(gain)	462	(242)	25
Income before tax, minority interests and equity in net earnings of affiliated companies	2 222	2 209	910
deduct
Taxation expense	774	878	467
add
Share of profits of affiliated companies	164	221	15
deduct/(add)
Minority interests	36	39	(260)
Net income from Continuing Operations	1 576	1 513	718
Discontinued Operations
Income from Discontinued Operations	-	74	205
deduct/(add)
Taxation expense/(benefit) from Discontinued Operations	-	(3)	34
add/(deduct)
Net profit/(loss) on disposal of operations	5	(333)	(31)
deduct
Minority interest in Discontinued Operations	-	8	4
Net income/(loss) from Discontinued Operations	5	(264)	136
Cumulative effect of change in accounting policy, net of tax	-	-	28
Net income	1 581	1 249	882
	2003	2002	2001
	US$	US$	US$
Earnings per share - US GAAP (a)(b)
Basic - Continuing Operations	0.25	0.25	0.19
Diluted - Continuing Operations	0.25	0.25	0.19
Basic - Discontinued Operations	-	(0.04)	0.04
Diluted - Discontinued Operations	-	(0.04)	0.04
Basic - cumulative effect of change in accounting policy	-	-	0.01
Diluted - cumulative effect of change in accounting policy	-	-	0.01
Basic - net income	0.25	0.21	0.24
Diluted - net income	0.25	0.21	0.24

(a) Based on the weighted average number of shares on issue for the period (refer note 12).

(b) For the periods indicated, each American Depositary Share (ADS) represents two ordinary shares. Therefore the earnings per ADS under US GAAP is a multiple of two from the above earnings per share disclosures.

The following reconciliation of comprehensive income reports changes in shareholders' equity excluding those resulting from investments by shareholders and distributions to shareholders.

		2003	2002	2001
		US$M	US$M	US$M
Reconciliation of comprehensive income (a)
Total changes in equity other than those resulting from transactions with owners under UK GAAP		1 968	1 715	1 401
Adjustments to reflect comprehensive income in accordance with US GAAP, net of income tax:
Total adjustment to net income per above reconciliation		(320)	(441)	(227)
Reclassification adjustment for net exchange gains		-	(84)	(7)
Net loss on qualifying cash flow hedging instruments at 1 July 2000		-	-	(268)
Losses on qualifying cash flow hedging instruments		-	-	(301)
Net transfer to earnings on maturity of cash flow hedging instruments		221	148	150
Minimum pension liability	(O)	(195)	-	-
Change in fair value of listed investments	(Y)	1	5	-
Comprehensive income - under US GAAP		1 675	1 343	748
Accumulated other comprehensive income comprises:
Exchange fluctuation account		362	387	446
Qualifying cash flow hedging instruments (b)		(50)	(271)	(419)
Minimum pension liability		(195)	-	-
Other items		6	5	-
Total accumulated other comprehensive income		123	121	27
Tax benefit/(expense) of other comprehensive income items:
Movements in exchange fluctuation account		(2)	1	74
Net loss on qualifying cash flow hedging instruments as at 1 July 2000		-	-	115
Losses on qualifying cash flow hedging instruments		-	-	129
Net transfer to earnings on maturity of cash flow hedging instruments		(95)	(63)	(65)
Minimum pension liability		33	-	-
Changes in fair value of listed investments		-	-	-

(a) 2003 and 2002 represent the BHP Billiton Group. 2001 represents the 'predecessor' being the BHP Billiton Limited Group.

(b) Estimated losses expected to be reclassified from other comprehensive income to earnings in the year ended 30 June 2004 are approximately US$47 million after tax.

The following is a summary of the estimated adjustments to shareholders' equity as at 30 June 2003 and 30 June 2002 that would be required if US GAAP had been applied instead of UK GAAP. Certain items in the comparative period have been reclassified to conform to current period disclosures.
		2003	2002
		US$M	US$M
Reconciliation of shareholders' equity
Shareholders' equity under UK GAAP		12 013	12 356
add/(deduct)
Estimated adjustment required to accord with US GAAP:
Fair value adjustments on acquisition of BHP Billiton Plc Group
Investments	(B) (ii)	1 000	1 039
Property, plant and equipment	(B) (iii)	1 967	2 072
Undeveloped properties	(B) (iv)	660	687
Long-term contracts	(B) (v)	37	39
Goodwill	(B) (vi)	3 171	3 174
Long-term debt	(B) (vii)	8	13
BHP Steel demerger	(C)	-	(264)
Employee compensation costs	(D)	81	-
Write-down of assets	(E)	53	87
Property, plant and equipment revaluations	(F)	(58)	(63)
Reserves	(G)	(18)	(15)
Restructuring and employee provisions	(H)	-	11
Fair value accounting for derivatives	(I)	166	(127)
Synthetic debt	(J)	11	31
Exploration, evaluation and development expenditures	(L)	(117)	(126)
Start-up costs	(M)	(52)	(55)
Profit on asset sales	(N)	(18)	(20)
Pension plans	(O)	(361)	(109)
Other post-retirement benefits	(P)	(10)	(15)
Mozal expansion rights debtor	(Q)	(33)	(39)
Goodwill	(R)	2	-
Employee Share Plan loans	(S)	(71)	(135)
Change in fair value of listed investments	(Y)	11	10
Taxation effect of fair value adjustment on acquisition of BHP Billiton Plc Group	(B) (viii)	(1 461)	(1 557)
Taxation effect of all other above adjustments		91	139
Other taxation adjustments	(X)	(240)	14
Total adjustment		4 819	4 791
Shareholders' equity under US GAAP		16 832	17 147

The following are the variations in the balance sheet as at 30 June 2003 and 30 June 2002 that would be required if US GAAP had been applied instead of UK GAAP.

The column headed 'Unadjusted' represents a US GAAP format presentation of the assets, liabilities and shareholders' equity which have been measured in accordance with UK GAAP. The column headed 'Adjustments' represents the allocation of those measurement differences (presented in the 'Reconciliation of shareholders' equity'), which are required to derive a balance sheet in accordance with US GAAP. Certain items in the comparative period have been reclassified to conform to current period disclosures.

	Unadjusted	Adjustments	US GAAP	Unadjusted	Adjustments	US GAAP
	30 June	30 June	30 June	30 June	30 June	30 June
	2003	2003	2003	2002	2002	2002
	US$M	US$M	US$M	US$M	US$M	US$M
Balance Sheet
Assets
Current assets
Cash	1 552	-	1 552	1 413	-	1 413
Restricted cash	-	275	275	-	273	273
Receivables	2 095	(8)	2 087	2 151	(251)	1 900
Other financial assets	143	70	213	116	-	116
Inventories	1 328	-	1 328	1 160	-	1 160
Other assets	129	-	129	100	93	193
Total current assets - continuing operations	5 247	337	5 584	4 940	115	5 055
Total current assets - discontinued operations	-	-	-	748	-	748
Total current assets	5 247	337	5 584	5 688	115	5 803
Non-current assets
Receivables	897	(369)	528	882	(337)	545
Investments accounted for using the equity method	1 403	1 000	2 403	1 505	1 037	2 542
Other financial assets	150	115	265	489	10	499
Inventories	51	-	51	45	-	45
Property, plant and equipment	19 809	2 423	22 232	17 692	2 192	19 884
Intangible assets	-	56	56	-	39	39
Goodwill	7	3 179	3 186	9	3 180	3 189
Deferred tax assets	447	19	466	462	67	529
Other assets	354	(124)	230	796	(100)	696
Total non-current assets - continuing operations	23 118	6 299	29 417	21 880	6 088	27 968
Total non-current assets - discontinued operations	-	-	-	1 984	40	2 024
Total non-current assets	23 118	6 299	29 417	23 864	6 128	29 992
Total assets	28 365	6 636	35 001	29 552	6 243	35 795
Liabilities and shareholders' equity
Current liabilities
Payables	2 267	-	2 267	2 143	100	2 243
Interest bearing liabilities	898	-	898	1 884	(141)	1 743
Tax liabilities	322	22	344	518	-	518
Other provisions	1 141	1	1 142	1 009	(9)	1 000
Total current liabilities - continuing operations	4 628	23	4 651	5 554	(50)	5 504
Total current liabilities - discontinued operations	-	-	-	448	-	448
Total current liabilities	4 628	23	4 651	6 002	(50)	5 952
Non-current liabilities
Payables	195	-	195	121	16	137
Interest bearing liabilities	6 426	(12)	6 414	6 329	(33)	6 296
Tax liabilities	1 434	1 609	3 043	1 364	1 471	2 835
Other provisions	3 351	186	3 537	2 661	33	2 694
Total non-current liabilities - continuing operations	11 406	1 783	13 189	10 475	1 487	11 962
Total non-current liabilities - discontinued operations	-	-	-	393	-	393
Total non-current liabilities	11 406	1 783	13 189	10 868	1 487	12 355
Total liabilities	16 034	1 806	17 840	16 870	1 437	18 307
Equity minority interests	318	11	329	326	15	341
Shareholders' equity
Paid in capital	3 517	5 210	8 727	4 895	5 088	9 983
Other equity items	362	(239)	123	471	(266)	205
Retained profits	8 134	(152)	7 982	6 990	(31)	6 959
Total shareholders' equity	12 013	4 819	16 832	12 356	4 791	17 147
Total liabilities and shareholders' equity	28 365	6 636	35 001	29 552	6 243	35 795

The BHP Billiton Group Statement of Consolidated Cash Flows has been prepared in accordance with UK accounting standard FRS 1, the objectives and principles of which are similar to those set out in US accounting standard SFAS 95 'Statement of Cash Flows'. The principal differences between the standards relate to the classification of items within the cash flow statement as well as the definition of cash and cash equivalents.

The statement below shows the adjustments to be made to the UK GAAP cash flow statement to reclassify it to comply with US GAAP for the two years ended 30 June 2003:
	2003	2002
	US$M	US$M
Reconciliation of Cash Flows
Net cash inflow/outflow from operating activities in accordance with UK GAAP	4 793	4 605
Reclassified to financing activities	(1)	(33)
Dividends received	212	187
Returns on investments and servicing of finance	(375)	(375)
Tax paid	(1 002)	(515)
Exploration and other capital expenditure	(399)	(512)
Net cash provided by operating activities in accordance with US GAAP	3 228	3 357
Capital expenditures	(2 421)	(2 159)
Acquisitions and disposals	405	(38)
Net (purchase)/sale of investments	465	50
Net cash used in investing activities in accordance with US GAAP	(1 551)	(2 147)
Proceeds from issuance of ordinary shares (a)	152	121
Decrease in interest bearing liabilities	(911)	(324)
Equity dividend paid	(868)	(831)
Other	1	33
Net cash provided by financing activities in accordance with US GAAP	(1 626)	(1 001)
Exchange translation effects	2	5
Net increase in cash and cash equivalents in accordance with US GAAP	53	214
Cash and cash equivalents at beginning of period	1 499	1 285
Cash and cash equivalents at end of period	1 552	1 499
At year end cash and cash equivalents is made up of:
Cash at bank and in hand	587	1 199
Money market deposits (b)	965	300
Cash and cash equivalents at end of period (c)	1 552	1 499

(a) Net of shares repurchased of US$20 million (2002: US$19 million).

(b) Money market deposits with financial institutions have a maturity up to, but not more than, three months.

(c) At 30 June 2003, all cash and cash equivalents relate to Continuing Operations. At 30 June 2002, cash and cash equivalents is comprised of cash from Continuing Operations of US$1 413 million and cash from Discontinued Operations of US$86 million.

Additional US GAAP information - Predecessor entity

The information presented below in respect of the predecessor entity in respect of cash flows, shareholders' equity, income tax and segment information is derived from the audited financial statements of BHP Billiton Limited for the year ended 30 June 2001. This information is presented in US dollars as the Company has adopted the US dollar as its reporting currency. The US dollar translations are principally based on the average US$/A$ exchange rate for the year ended 30 June 2001 of 0.5381 and the US$/A$ exchange rate as at 30 June 2001 of 0.5054. Certain additional exchange differences are reflected in aligning these translated amounts with US dollar amounts reported elsewhere in these financial statements.

Statement of cash flows

The following is a statement of cash flows prepared in accordance with US GAAP:

2001
US$M
Cash flows related to operating activities
Receipts from customers	11 361
Payments to suppliers, employees, etc.	(7 975)
Dividends received	44
Interest received	63
Borrowing costs	(350)
HBI Venezuela guarantee payment	(331)
Exploration expenditure	(279)
Other	209
Operating cash flows before income tax	2 742
Income taxes paid net of refunds received	(328)
Net cash provided by operating activities in accordance with US GAAP	2 414
Cash flows related to investing activities
Purchases of property, plant and equipment	(1 058)
Purchases of investments	(369)
Purchases of, or increased investment in, controlled entities and joint venture interests net of their cash (a)	308
Investing cash outflows (net)	(1 119)
Proceeds from sale of property, plant and equipment	88
Proceeds from sale or redemption of investments	245
Proceeds from OneSteel spin-off	355
Proceeds from sale or partial sale of controlled entities and joint venture interests net of their cash	219
Net cash used in investing activities in accordance with US GAAP	(212)
Cash flows related to financing activities
Proceeds from ordinary share issues, etc.	76
Proceeds from interest bearing liabilities	414
Repayment of interest bearing liabilities	(1 460)
Dividends paid	(498)
Net cash provided by financing activities in accordance with US GAAP	(1 468)
Exchange translation effects	(74)
Net increase in cash and cash equivalents in accordance with US GAAP	660
Cash and cash equivalents at beginning of period	625
Cash and cash equivalents at end of period	1 285
At year end cash and cash equivalents is made up of:
Cash at bank and in hand	836
Money market deposits (b)	449
Cash and cash equivalents at end of period (c)	1 285

(a) Net of cash received of US$687 million in the merger with BHP Billiton Plc.

(b) Money market deposits with financial institutions have a maturity up to, but not more than, three months.

(c) At 30 June 2001, cash and cash equivalents is comprised of cash from Continuing Operations of US$1 147 million and cash from Discontinued Operations of US$138 million.

Shareholders' equity

The following is the movement in shareholders' equity, prepared in accordance with US GAAP:
2001
US$M
Shareholders' equity opening balance	6 333
Profit for the year	882
Transactions with owners:
Paid in capital	230
Dividends	(476)
OneSteel spin-off	(677)
Movements in other comprehensive income	(134)
Acquisition of BHP Billiton Plc Group	11 529
Net foreign exchange differences	(1 085)
Shareholders' equity closing balance	16 602

Income tax

The following is a reconciliation of income tax expense prepared in accordance with US GAAP:
2001
US$M
Reconciliation of income tax
Net income before tax and minority interests	1 149
Prima facie tax calculated at 34 cents in the dollar	391
deduct tax effect of
Investment and development allowance	21
Rebate for dividends	3
Amounts over provided in prior years	27
Deferred tax restatement	9
Non-tax effected gains	8
Non-tax effected capital gains	75
Recognition of prior year tax losses	143
Overseas tax rate changes	17
Research and development incentive	2
86
add tax effect of
Non-deductible accounting depreciation and amortisation	17
Non-deductible dividends on redeemable preference shares	27
Tax differential - non-Australian income	28
Foreign expenditure including exploration not presently deductible	58
Investment and asset write-offs and associated losses	173
Non-deductible financing costs	34
Other	48
Net foreign exchange differences	14
US GAAP reconciling items	38
Income tax expense attributable to net income	523

Segment information

The following is a reconciliation to US GAAP of segment information:
	External	Inter-segment	Depreciation and	Net profit(a)
	revenue	revenue	amortisation
Industry classification - 2001 US$M
Minerals	5 466	179	565	336
Petroleum	3 419	22	542	1 031
Steel	3 258	332	173	174
Net unallocated interest	50	-	-	(185)
Group and unallocated items	(97)	46	13	(544)
Net foreign exchange differences	(26)	-	(8)	41
US GAAP reconciling items	(436)	-	14	(227)
Total	11 634	579	1 299	626

Segment information continued
	External	Inter-segment
	revenue	revenue	Net profit(a)
Geographical classification - 2001 US$M
Australia	8 065	149	1 054
North America	990	-	121
United Kingdom	603	-	155
South America	1 088	-	(13)
Papua New Guinea	512	-	(419)
New Zealand	287	-	41
South East Asia	378	-	38
Other countries	123	-	20
	12 046	149	997
Net unallocated interest	50	-	(185)
Net foreign exchange differences	(26)	-	41
US GAAP reconciling items	(436)	-	(227)
Total	11 634	149	626

(a) Net profit is before deducting minority interests.

Basis of presentation under US GAAP

DLC merger

On 29 June 2001, BHP Billiton Plc (formerly Billiton Plc) consummated the Dual Listed Companies (DLC) merger with BHP Billiton Limited (formerly BHP Limited). A description of the DLC merger structure is provided in 'Dual Listed Companies Structure and Basis of Preparation of Financial Statements'. In accounting for this transaction, the most significant difference between UK GAAP and US GAAP is that, under UK GAAP, the DLC merger has been accounted for as a merger (pooling of interests) in accordance with UK Financial Reporting Standard 6 'Acquisitions and Mergers', whereas under US GAAP, the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. The BHP Billiton Limited Group has been identified as the acquirer because of the majority ownership interest of BHP Billiton Limited shareholders in the DLC structure. In a merger, the assets, liabilities and equity of the BHP Billiton Plc Group and of the BHP Billiton Limited Group are combined at their respective book values as determined under UK GAAP. Under US GAAP, the reconciliation of shareholders' equity includes the purchase adjustments required under US GAAP to recognise the BHP Billiton Plc Group assets and liabilities at their fair values and to record goodwill.

Although UK GAAP and US GAAP both require the consolidation of the BHP Billiton Plc Group with the BHP Billiton Limited Group at 30 June 2001, UK GAAP also requires that their respective financial statements for periods prior to the date the DLC merger was consummated are combined. Under purchase accounting, the retroactive combination of financial statements is not appropriate. As the BHP Billiton Limited Group is the accounting acquirer, and is the 'predecessor' to the BHP Billiton Group, for the year ended 30 June 2001, the US GAAP consolidated income statement only includes the operations of the BHP Billiton Limited Group.

Restricted cash

The Group has cash on deposit with financial institutions that is classified as restricted under US GAAP as it is part of arrangements involving loans from those institutions to certain joint ventures within the Group. Under UK GAAP these balances are treated as loans to joint ventures and associates.

Debtors

In accordance with UK GAAP, certain debtors were included on the balance sheet, which were considered to have been sold and were not included on the balance sheet under US GAAP. The value of debtors at 30 June 2003 which were the subject of such treatment was US$nil (30 June 2002: US$141 million).

Joint ventures and joint arrangements

Under US GAAP, all investments classified as joint ventures, as detailed under the heading 'Joint ventures' in note 1 'Principal subsidiaries, joint ventures, associates and joint arrangements', are accounted for under the equity method of accounting in accordance with APB 18. All joint arrangements, as detailed under the heading 'Proportionally included joint arrangements' in note 1, are also proportionally accounted for in accordance with Emerging Issues Task Force Opinion (EITF) 00-01 'Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures'.

The BHP Billiton Group's investment in the Richards Bay Minerals (RBM) joint venture is comprised of two legal entities, Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited. Although the BHP Billiton Group owns 51 per cent of Tisand (Pty) Limited, it has not been consolidated under US GAAP in accordance with EITF 96-16 'Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights'. The substantive participating rights of the minority interests holder in Tisand (Pty) Limited are embodied in the shareholder agreement between the BHP Billiton Group and Rio Tinto, the co-venturer. The shareholder agreement ensures that the RBM joint venture functions as a single economic entity. The overall profit of the RBM joint venture is also shared equally between the venturers. The shareholder agreement also states that the parties agree that they shall as their first priority seek the best interests of the project as an autonomous commercial operation rather than seek to service the individual interests of any of the other parties.

The BHP Billiton Group holds a 57.5 per cent ownership interest in Minera Escondida, a joint arrangement in which three other participants hold ownership interests of 30 per cent, 10 per cent and 2.5 per cent, respectively. The rights of the participants are governed by a Participants' Agreement and a Management Agreement. A manager provides management and support services to the project and the compensation of the manager is set forth in the Management Agreement. The Management Agreement establishes an Owners' Council, consisting of members appointed by each participant to represent their interest in Escondida. Each member on the Owners' Council holds voting rights equal to the ownership interest of the participant they represent, although certain matters require the affirmative vote of members of the Owners' Council having in aggregate voting rights equal to or greater than 75 per cent of the total ownership interest. Such matters generally include capital expenditure in excess of prescribed limits, sales of copper concentrate to a single customer, capacity expansions, the termination of construction, mining or production of copper concentrates, and indebtedness. The Agreement also stipulates that certain matters shall require the affirmative vote of all members of the Owners' Council having an ownership interest of 10 per cent or more. Those matters generally relate, within prescribed limits, to changes in the project, changes in the construction budget, the sale or transfer of any Escondida concessions, asset dispositions, agreements between Escondida and a participant, and share or other equity interest issuances in Escondida. In accordance with EITF 96-16, the BHP Billiton Group has not consolidated this investment.

Foreign exchange gains and losses

Under UK GAAP, foreign exchange gains and losses arising from the restatement of non-US dollar tax balances are included as part of income tax expense. In addition, foreign exchange gains and losses arising from the restatement of non-US dollar interest bearing liabilities are included in net interest expense and other foreign exchange gains and losses form part of other operating costs. Under US GAAP, all net foreign exchange gains and losses are shown in aggregate as a separate line item in the consolidated income statement. In 2003, the net exchange loss includes losses of US$255 million (2002: gain of US$43 million, 2001: US$nil) on tax balances and US$115 million (2002: gain of US$146 million, 2001: US$nil) on interest bearing liabilities.

Cash flows

Under US GAAP, dividends from joint ventures and associates, cash flows from returns on investments and servicing of finance, and tax paid are included in operating activities. In addition, capital expenditure and acquisitions and disposals are included as investing activities. Proceeds from the issuance of shares, increases and decreases in debt, and dividends paid, are included as financing activities. Under UK GAAP, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash is defined as cash in hand and deposits but also includes cash equivalents, which are short-term investments with original maturities of less than three months.

US GAAP adjustments

(A) Elimination of the BHP Billiton Plc Group financial information

This adjustment eliminates the pre-acquisition net income of the BHP Billiton Plc Group recorded in the BHP Billiton Group UK GAAP financial statements for the year ended 30 June 2001. This elimination is not applicable for subsequent post-acquisition periods.

(B) Acquisition of BHP Billiton Plc

On 29 June 2001, BHP Billiton Limited and BHP Billiton Plc established a DLC merger. Under US GAAP, the DLC merger is accounted for as a purchase business combination of the BHP Billiton Plc Group by the BHP Billiton Limited Group.

The total assumed purchase consideration of US$11 529 million was calculated by multiplying the number of shares held by BHP Billiton Plc shareholders of 2 319 147 885 on 29 June 2001 by the US$4.9559 adjusted average share price of BHP Billiton Limited's ordinary shares. The average share price was calculated over a period of three days prior to, and subsequent to, the announcement of the DLC merger on 19 March 2001. The average share price is adjusted for the 1:1 equalisation ratio, which is achieved by BHP Billiton Limited's bonus share issue of 1 912 154 524 million shares in the ratio of 1.0651 additional bonus shares for every existing share held - prior to the bonus share adjustment the average share price would be US$10.2344 (i.e. by a factor of 2.0651). The 2 319 147 885 shares held by BHP Billiton Plc shareholders on 29 June 2001 reflect the vesting of rights under the Restricted Share Scheme and the Co-Investment Plan. As such, there were no outstanding stock options, stock appreciation rights or similar issuances of BHP Billiton Plc, and no purchase consideration is attributable to such securities. The cost of acquisition was therefore US$11 529 million, including direct external acquisition costs of US$36 million. The direct external acquisition costs have been expensed as incurred for UK GAAP purposes.

Under US GAAP purchase accounting, the cost of the acquisition is allocated to the fair values of identifiable assets acquired and liabilities assumed. As a result of the fair value exercise, increases in the values of the BHP Billiton Plc Group's inventory, investments, long-term contracts and long-term debt were recognised and fair market values attributed to their other tangible assets mainly property, plant and equipment and undeveloped properties, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of the BHP Billiton Plc Group has been recorded as goodwill. Fair value adjustments to the recorded amount of inventory and long-term contracts are expensed in the period the inventory is utilised and the long-term contracts are delivered into, and additional amortisation and depreciation are recorded in respect of the fair value adjustments of intangible and tangible assets and until 30 June 2002, the resulting goodwill over the periods of their respective useful economic lives. With effect from 1 July 2002, goodwill is no longer amortised and is tested for impairment on an annual basis (refer to 'Goodwill and other intangible assets' below).

The adjustments to the assets and liabilities of the BHP Billiton Plc Group to reflect the fair values and allocation of the excess purchase consideration over the fair value of net assets acquired, based on management's best estimates of fair value, are summarised in the shareholders' equity reconciliation and are discussed below:

(i) The increase in fair value of inventory was determined based on the difference between the carrying value and the market value of these assets.

(ii) The increase in investments relates to increases to the BHP Billiton Plc Group's equity investments. These equity investments have been measured at fair value and any excess of the fair value over the underlying tangible assets and liabilities has been attributed to mineral reserves within the underlying investments. These uplifts to mineral properties are being amortised over their estimated useful lives on a unit of production and, on an investment-by-investment basis. The estimated useful lives are not expected to exceed 30 years.

(iii) The increase in property, plant and equipment relates to increases in the carrying value of the BHP Billiton Plc Group's property, plant and equipment to their estimated fair value. The increase in carrying value of the property, plant and equipment is to be amortised over the estimated useful life of the property, plant and equipment, primarily on a unit of production basis. The estimated useful lives range between one year and 33 years. During December 1998, the BHP Billiton Plc Group acquired certain assets from the BHP Billiton Limited Group. The BHP Billiton Plc Group recognised certain fair value adjustments as a result of this acquisition, which are being amortised over their useful lives. As a result of the application of merger accounting under UK GAAP, the fair value adjustments are reversed. For US GAAP these fair value adjustments are reinstated.

(iv) The amount of total consideration allocated to the BHP Billiton Plc Group's developed and undeveloped properties has been estimated by the BHP Billiton Group management using current estimates of the status and prospects of the BHP Billiton Plc Group's developed and undeveloped property portfolio as contained in the BHP Billiton Plc Group's strategic plans. The undeveloped properties include only those identified properties where management believes reasonable estimates of projected cash flows can be prepared and proven and probable reserves exist. The value allocated to the developed and undeveloped properties was determined utilising a risk-adjusted income approach that included earnings discounted by the appropriate cost of capital for the investment. Estimates of future cash flows related to individual developed and undeveloped properties were based on existing estimates of revenues and contribution margin for the project. The increase in developed properties is being amortised over their estimated exploitable useful lives on a project-by-project basis. Amortisation for each project is deferred until such time as production commences.

(v) The long-term contracts were attributed a fair value.

(vi) Goodwill represents the remainder of unallocated purchase consideration. With effect from 1 July 2002, amortisation of goodwill ceased on application of Statement of Financial Accounting Standard No. 142 'Goodwill and Other Intangible Assets' and is now subject to periodic impairment tests.

(vii) The decrease in long-term debt was as a result of attributing a fair value to fixed interest rate long-term loans which were not recorded at fair value in the BHP Billiton Plc Group's financial statements.

(viii) Deferred taxes have been computed on the excess of fair value over book value, other than for goodwill, using the applicable statutory tax rates.

Fair value assessments of the assets and liabilities of the BHP Billiton Plc Group were undertaken through the quantification of the purchase price and the preliminary allocation of this to individual businesses and to the underlying assets and liabilities of the individual businesses.

The final fair values of assets and liabilities are shown in the table below.
Final
US$M
Balance Sheet at 30 June 2001
Current assets
Cash assets	687
Receivables	883
Inventories	1 022
Other financial assets	132
Non-current assets
Property, plant and equipment	11 567
Intangibles	3 307
Other financial assets	2 929
Current liabilities
Payables	1 048
Interest bearing liabilities	1 300
Other provisions	221
Non-current liabilities
Interest bearing liabilities	3 329
Tax liabilities	2 129
Other provisions	634
Equity minority interests	337
Net assets	11 529
Shareholders' equity
Shareholders' equity	11 529

(C) BHP Steel demerger

Under UK GAAP, the BHP Steel demerger was recorded as two components in the year ended 30 June 2003 - a distribution to BHP Billiton Limited shareholders of 94 per cent of BHP Steel shares (accounted for as a capital reduction) and a sale of 6 per cent of BHP Steel shares (accounted for as a sale of assets).

Under US GAAP, the BHP Steel demerger is classified as a non pro-rata distribution to shareholders and is required to be accounted for as a 100 per cent sale of assets. The implied consideration for the sale of the additional 94 per cent of BHP Steel shares is based on the market price of BHP Steel shares used in determining the bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders. The remaining 6 per cent is measured at the respective sale price. The implied consideration, when compared to the book value of the BHP Steel net assets to be demerged, indicates a shortfall, which was recognised in the result for the period ended 30 June 2002 for US GAAP. The calculation of the book value of the BHP Steel net assets to be demerged includes US GAAP net asset adjustments attributable to BHP Steel. Costs associated with completion of the demerger of BHP Steel Limited have been recognised directly in equity for UK GAAP but were charged as expenses for US GAAP in the year ended 30 June 2002.

The adjustment to net income for the year ended 30 June 2003 primarily represents the loss on sale of the 6 per cent holding included in the year ended 30 June 2003 for UK GAAP, which was recorded in net income in the year ended 30 June 2002 for US GAAP purposes.

(D) Employee compensation costs

Under UK GAAP, the expected cost of awards is measured as the difference between the award exercise price and the market price of ordinary shares at the grant date, and is amortised over the vesting period. Under US GAAP, for the years ended 30 June 2002 and 2001, the Group accounted for employee ownership plans under the recognition and measurement provisions of APB Opinion No. 25 'Accounting for Stock Issued to Employees', and related Interpretations. In 2003, the Group adopted the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, 'Accounting for Stock-Based Compensation' (SFAS 123), which is considered by the US Securities and Exchange Commission (SEC) to be a preferable accounting method for share-based employee compensation. As permitted by the modified prospective method of Statement of Financial Accounting Standard 148, 'Accounting for Stock-Based Compensation Transition and Disclosure', the compensation cost recognised in 2003 is measured as if the recognition provisions of SFAS 123 had been applied to all awards granted, modified, or settled after 1 July 1995. Prior periods have not been restated. The transition to SFAS 123 resulted in a debit to equity of US$1 million at 1 July 2002 for awards that were unvested, or in the case of certain variable awards unexercised as of 1 July 2002, to reflect the recognition provisions of SFAS 123.

Fair value is determined using a Black-Scholes option-pricing model. Refer to note 23 'Employee share ownership plans' for significant assumptions used in applying this option-pricing model to calculate the employee compensation expense under SFAS 123.

The variations in deemed vesting periods under UK and US accounting principles have resulted in further differences, and for US GAAP purposes all amounts provided are recognised as additional paid in capital.

(E) Write-down of assets

Under UK GAAP, the BHP Billiton Group determines the recoverable amount of property, plant and equipment on a discounted basis when assessing impairments. The discount rate is a risk-adjusted market rate, which is applied both to determine impairment and to calculate the write-down. Under US GAAP, where an asset is reviewed for impairment, an impairment test is required utilising undiscounted cash flows. If the asset's carrying value exceeds the sum of undiscounted future cash flows, the asset is considered impaired and it is written down to its fair value (based on discounted cash flows). These differences create adjustments to the profit and loss account representing the lower charge to profit and resultant higher asset values for the write-downs calculated under US GAAP. In subsequent financial periods, the difference in asset carrying values is reduced through the inclusion of additional depreciation charges in the profit and loss account.

(F) Depreciation - revaluations

Revaluations of property, plant and equipment and investments have resulted in upward adjustments to the historical cost values reflected in a revaluation reserve, which is part of total equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the depreciation charge has been restated to reflect historical cost depreciation.

(G) Depreciation - reserves

The BHP Billiton Group prepares mineral reserve statements based on the Australasian Code for reporting of Mineral Resources and Ore Reserves, September 1999 (the JORC Code). The information contained in these financial statements differs in certain respects from that reported to the SEC, which is prepared with reference to the SEC's Industry Guide 7. This adjustment reflects the impact on depreciation of the difference in reserves measurement basis.

(H) Restructuring and employee provisions

These accounts include provisions for redundancies associated with organisational restructuring that can be recognised where positions have been identified as being surplus to requirements, provided the circumstances are such that a constructive liability exists. Under US GAAP, a provision for redundancies involving voluntary severance offers is restricted to employees who have accepted these offers. The adjustment is reversed over subsequent periods as the offers are accepted.

(I) Fair value accounting for derivatives

Under UK GAAP, when undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of a transaction will be included in the profit and loss account whether or not such derivative is terminated. When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

(a) Deferred and included in the measurement of the anticipated transaction when it occurs; or

(b) Included in the profit and loss account where the anticipated transaction is no longer expected to occur.

The premiums paid on interest rate options and foreign currency put and call options are included in other assets and are deferred and included in the settlement of the underlying transaction. When undertaking strategic or opportunistic financial transactions, all gains and losses are included in the profit and loss account at the end of each reporting period. The premiums paid on strategic financial transactions are included in the profit and loss account at the inception of the contract.

For the purpose of deriving US GAAP information, Statement of Financial Accounting Standards No. 133 'Accounting for Derivative Instruments and Hedging Activities' (SFAS 133) requires that each derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. On initial application of this standard the BHP Billiton Limited Group recognised an accumulated loss of US$268 million in respect of the fair value of derivative instruments held on 1 July 2000, which qualified as cash flow hedge transactions. This amount was reported as a component of other comprehensive income. An accumulated gain of US$11 million was recognised in respect of the fair value of derivative instruments which qualified as fair value hedge transactions, offset by a corresponding loss on their associated hedged liabilities held at 1 July 2000.

In the year ended 30 June 2001, subsequent gains and losses on cash flow hedges were taken to other comprehensive income and reclassified to profit and loss in the same period the hedged transaction was recognised. Gains and losses on fair value hedges continue to be taken to profit and loss in subsequent periods, as are offsetting gains and losses on hedged liabilities. In both cases, these gains and losses are not recognised under UK GAAP until the hedged transaction is recognised.

Effective 1 July 2001, for US GAAP purposes, the BHP Billiton Limited Group de-designated existing derivative instruments as hedges of underlying transactions. Amounts previously included in other comprehensive income in relation to those derivative instruments previously designated as cash flow hedges will remain until the transactions originally being hedged are recognised, at which time the amounts will be taken to the profit and loss account. Movements in the fair value of derivative instruments since 30 June 2001 are taken to the profit and loss account.

The BHP Billiton Plc Group does not apply hedging principles in accordance with SFAS 133 and marks to market all derivative instruments, taking movements in the fair value of derivative instruments to the profit and loss account.

(J) Synthetic debt

An operating subsidiary, whose functional currency is the US dollar, has obtained financing in various foreign currencies. The operating subsidiary entered into forward exchange contracts to fix the exchange rate between the SA rand and the various foreign currencies. In these accounts, the arrangement is treated as a synthetic SA rand debt, which at each period end is retranslated into US dollars at the spot rate with the exchange gain or loss that is recognised being included in the profit and loss account.

Under US GAAP, synthetic debt accounting is not permitted. As a result, the foreign currency loan amounts and forward exchange contracts are accounted for separately. Foreign currency loans are initially recorded at the exchange rate in effect on the date of the borrowing, with gains and losses arising from currency movements taken to the profit and loss account. The forward exchange contracts are marked to market annually with the resulting gain or loss also taken to the profit and loss account.

(K) Realised net exchange gains on sale of assets/closure of operations

Under UK GAAP, net exchange gains or losses reported in shareholders' equity, which relate to assets that have been sold, closed or written down are transferred to retained earnings. US GAAP requires these net exchange gains or losses be recognised in the profit and loss account reflecting that they have, in substance, been realised.

(L) Exploration, evaluation and development expenditures

The BHP Billiton Group follows the 'successful efforts' method under UK GAAP in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the 'successful efforts' method followed by some US companies, and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised by the BHP Billiton Group is amortised in subsequent years. In respect of Minerals properties, the BHP Billiton Group capitalises exploration and evaluation expenditure where it is expected that the expenditure will be recouped by future exploitation or sale or where a mineral resource has been identified but activities have not reached a stage, which permits a reasonable assessment of the existence of commercially recoverable reserves. Under US GAAP, a final feasibility study indicating the existence of commercially recoverable reserves at new exploratory 'greenfield' properties serves as the trigger point for capitalisation. US GAAP permits expenditure to be capitalised for the purposes of extending or further delineating existing reserves. In subsequent financial periods, amortisation or write-offs of expenditure previously capitalised under UK GAAP, which would have been expensed for US GAAP purposes, will be added back when determining the profit result according to US GAAP.

(M) Start-up costs

The BHP Billiton Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP, costs of start-up activities should be expensed as incurred.

(N) Profit on asset sales

Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

(O) Pension plans

Under UK GAAP, the net periodic pension cost assessed on an actuarial basis is charged to profit and loss so as to allocate the costs systematically over the employees' service lives. Under UK GAAP, this policy has been adopted for all periods presented.

Consequently, the BHP Billiton Group recognises periodic pension cost based on actuarial advice in a manner generally consistent with US GAAP. However, differences in the actuarial method used to value employee benefit obligations and the timing of recognition of expense components results in different periodic costs and pension assets or liabilities.

Further, under US GAAP, where the accumulated benefit obligation of the pension plan exceeds the fair value of plan assets, an intangible asset (not exceeding the value of the unrecognised prior service cost) and additional pension liability is recognised. If the additional pension liability exceeds the unrecognised prior service cost, the excess (adjusted for the effect of income tax) is recorded as part of other comprehensive income.

(P) Other post-retirement benefits

In these accounts, post-retirement benefits other than pensions have been accounted for in accordance with the provisions of Statement of Standard Accounting Practice 24 'Accounting for Pension Costs' (SSAP 24), which are generally consistent with the provisions of Statement of Financial Accounting Standards No. 106 'Employers' Accounting for Post Retirement Benefits Other Than Pensions' (SFAS 106) for the purposes of US GAAP except for certain scenarios such as in accounting for plan amendments.

Under UK GAAP, amendments to post-retirement benefits provided are taken into account from the date upon which plan amendments are announced. Under US GAAP, plan amendments are only taken into account from the date upon which the plan amendments become effective.

(Q) Mozal expansion rights

In June 2001, (prior to the DLC merger) BHP Billiton announced an agreement to sell-down a portion of its preferential rights in the Mozal Phase II project to two of its project partners. In the year ended 30 June 2001, under UK GAAP, the consideration was recognised as revenue. A portion of the consideration will be paid in cash and another portion will be delivered to the BHP Billiton Group via a marketing arrangement once production has commenced. This deferred portion will be amortised to the profit and loss account over the period of the sales contract. Under US GAAP, the consideration paid in cash will be recognised as profit from asset sales when received and the marketing arrangement portion is considered a derivative and has been recognised on the balance sheet and marked to market with movements in fair value being taken to the profit and loss account. This portion is included in the adjustment 'Fair value accounting for derivatives'.

(R) Goodwill

Under UK GAAP, the BHP Billiton Group amortises goodwill over a period not exceeding 20 years. Under US GAAP, Statement of Financial Accounting Standards No. 142 'Goodwill and Other Intangible Assets' (SFAS 142), which became effective from 1 July 2002, replaces the requirement to amortise goodwill with annual impairment testing.

The current period adjustment reflects the goodwill amortisation charge under UK GAAP, which is reversed for US GAAP.

(S) Employee Share Plan loans

Under the Employee Share Plan, loans have been made to employees for the purchase of shares in BHP Billiton Limited. Under US GAAP, the amount outstanding as an obligation to the BHP Billiton Limited Group, which has financed equity, is required to be eliminated from total shareholders' equity. In addition, any foreign exchange gains or losses on the outstanding loan balances are required to be eliminated from net income.

(T) Purchase business combination costs

Costs incurred in relation to the DLC merger that were expensed under UK GAAP represent costs of acquisition that were debited against paid in capital under US GAAP.

(U) Expenses on spin-off of OneSteel

During the year ended 30 June 2001, the costs associated with completion of the spin-off of OneSteel were recognised directly in equity for UK GAAP but were charged as expenses for US GAAP. This is reflected as an adjustment from paid in capital to retained profits.

(V) Restoration and rehabilitation costs

As of 1 July 2000, the Group recognises the future cost to retire tangible long-lived assets from service over the estimated useful life of asset in accordance with the provisions of Statement of Financial Accounting Standards No. 143 'Accounting for Asset Retirement Obligations' (SFAS 143). SFAS 143 excludes from its scope temporarily idled assets and environmental remediation liabilities which are accounted for under SFAS 5 and SOP 96-1, where applicable.

Under SFAS 143, a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time the liability is incurred - generally when the asset is acquired, constructed or developed, and which may occur progressively over the life of a mine. The Group amortises the amount added to property and equipment and recognises accretion expense in connection with the discounted liability. The estimated liability is based on historical experience in retiring assets from service, the estimated useful lives of the assets, estimates as to the cost to dismantle, remove, sell, recycle, abandon or otherwise retire the asset and rehabilitate the site in the future and federal and state regulatory requirements. The liability is a discounted liability using a credit-adjusted risk-free rate of approximately 6 per cent. Revisions to the liability could occur due to changes in asset removal costs, useful lives or if federal or state regulators enact new guidance on the removal of such assets.

The requirements of SFAS 143 are similar to the Group's policy under UK GAAP and result in no material differences to be quantified in the reconciliation to US GAAP net income. However, there are certain technical differences between UK GAAP and SFAS 143. For example, accretion expense is classified as an operating item under SFAS 143 whereas it is classified at interest under UK GAAP. In addition, SFAS 143 measures the liability based on the discount rate when the liability is incurred, whereas UK GAAP generally re-measures the liability using a current discount rate. As such, differences may arise in the future that need to be quantified.

In fiscal 2001, the reconciliation effectively reports the adoption of SFAS 143, under which the BHP Billiton Limited Group (as predecessor) recorded a discounted liability of US$439 million, de-recognised the previously recorded liability of US$390 million, increased net property and equipment by US$152 million, charged US$53 million to increase the provision for resources rent tax and recognised a one-time cumulative effect credit of US$28 million (US$50 million before deferred tax expense of US$22 million). The effect of the change in fiscal 2001 was to increase net income by US$28 million or US 1 cent per share.

(W) Consolidation of Tubemakers of Australia Ltd (TOA)

Prior to consolidation, TOA was accounted for as an associated entity and included in the equity accounting calculations. Under US GAAP, equity accounting is included in the consolidated results, while prior to the year ended 30 June 1999 only disclosure by way of note to the accounts was permitted. Thus the carrying value of the original equity interest in TOA was higher under US GAAP, and this was reflected in higher goodwill capitalised and amortised in accordance with US GAAP. The spin-off of OneSteel Limited eliminated this reconciling item.

(X) Other taxation adjustments

UK GAAP requires tax liabilities and assets to be measured at the amounts expected to apply using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. US GAAP requires the measurement of tax liabilities and assets using tax rates based on enacted tax law. The effect of a change in the UK corporate tax rate for petroleum companies was recognised in June 2002 for UK GAAP on the basis that the legislation was substantively enacted. This tax rate change was not recognised for US GAAP purposes until the legislation was enacted. The positive reconciling item of US$61 million in the year ended 30 June 2002 was reversed during the year ended 30 June 2003 when the tax rate change was enacted.

For UK GAAP, potential tax expense of US$193 million has not been recognised in the year ended 30 June 2003, mainly relating to the tax impact of unrealised foreign exchange gains or losses on US dollar net debt held by subsidiaries, which retain local currency records for tax purposes. For US GAAP, a tax expense is recognised reflecting the existence of the foreign exchange gains or losses in the accounts of the respective entity. The cumulative effect of this adjustment at 30 June 2003 is a credit to tax liabilities of US$240 million (2002: US$47 million).

(Y) Investments

As part of its exploration strategy, the Group makes use of junior exploration companies (junior) to leverage its exploration spend. This generally involves the Group receiving shares in the junior and an option to enter into a joint venture over specific properties the junior is exploring, in exchange for the Group contributing cash, exploration properties or other interests to the junior. Usually there is an agreement for the cash to be spent only on exploration of the specified properties. Under UK GAAP, cash contributions (which usually take the form of subscription for shares in the junior) are expensed as exploration costs and no gain is recorded when properties are contributed to the joint venture. The US GAAP treatment is similar to UK GAAP except that investments in juniors with publicly traded shares are carried at their fair value, as available for sale securities, with unrealised changes in value recorded in other comprehensive income until realised or an other-than-temporary impairment occurs.

(Z) Secondary share issuance

During September 2000, BHP Billiton Plc undertook a secondary issuance of shares on the London Stock Exchange. The shares were issued in pounds sterling, however to fix the proceeds received on the share issuance in US dollars, BHP Billiton Plc utilised a number of hedging instruments to lock in the exchange rate between pounds sterling and US dollars. This hedging activity gave rise to a loss being realised due to movement in the pound sterling against the US dollar. BHP Billiton Plc reported this loss as an offset against the share proceeds, which was then credited to paid in capital.

Under US GAAP, the loss would not qualify as a hedged item under SFAS 133. As such, the loss is recognised in the profit and loss in the period the loss was realised. This is reflected as an adjustment from paid in capital to retained profits.

Employee compensation costs

For the years ended 30 June 2002 and 2001, the BHP Billiton Group applied the principles of APB 25 in the determination of employee compensation costs arising from the various employee ownership plans under US GAAP. Had the fair value basis of accounting in SFAS 123 been used to account for compensation costs for those prior periods, the following net income and earnings per share amounts would have been reported:
	2003	2002	2001
	US$M	US$M	US$M
Net income
As reported	1 581	1 249	882
Add: Stock based compensation expense/(benefit) recorded in net income	29	(15)	117
Deduct: Expense calculated in accordance with SFAS 123	(29)	(10)	(102)
Pro-forma net income	1 581	1 224	897
Basic earnings per share (a)
As reported	0.25	0.21	0.24
Pro-forma	0.25	0.20	0.24
Diluted earnings per share (b)
As reported	0.25	0.21	0.24
Pro-forma	0.25	0.20	0.24

(a) Based on net profit attributable to members of BHP Billiton Group under US GAAP.

(b) Refer note 12 'Earnings per share'.

Goodwill and other intangible assets

The BHP Billiton Group has adopted Statement of Financial Accounting Standards No. 142 'Goodwill and Other Intangible Assets' (SFAS 142) effective 1 July 2002. In accordance with SFAS 142, the BHP Billiton Group ceased to amortise goodwill and instead adopted a policy whereby goodwill is tested for impairment on an annual basis by each reporting unit, or on a more regular basis should circumstances dictate. The Group completed its initial review of goodwill impairment as at 1 July 2002, in accordance with the transitional rules of SFAS 142, and determined at that date that there was no impairment of goodwill indicated. Notwithstanding this, the Group expects that the allocation of goodwill to reporting units that are fundamentally based on depleting reserves of minerals and finite lived assets will lead to regular impairments of goodwill. Such impairments will result in charges to income. The Group, in accordance with the provisions of SFAS 142, will be conducting annual impairment reviews. These are scheduled for completion in the fourth quarter of each year.

As required by SFAS 142, the balance of goodwill resulting from the application of SFAS 142 by Customer Sector Group is:
	As at	As at
	30 June 2003(a)	1 July 2002
	US$M	US$M
Aluminium	1 426	1 426
Base Metals	594	597
Carbon Steel Materials	285	285
Diamonds and Specialty Products	154	154
Energy Coal	384	384
Stainless Steel Materials	343	343
	3 186	3 189

(a) Movement in the carrying value of goodwill during the year ended 30 June 2003 related to the sale of an investment in an associate.

The following table summarises the effects of SFAS 142 on net income had it been applied retroactively to 2002 and 2001:
	2002	2001
	US$M	US$M
Net income of the BHP Billiton Group for the purposes of US GAAP	1 249	882
add back: Goodwill amortisation	133	3
Adjusted net income of the BHP Billiton Group for the purposes of US GAAP	1 382	885
Earnings per share - US GAAP (a)(b) (US cents)
Basic
as reported	0.21	0.24
goodwill amortisation (c)	0.02	-
adjusted	0.23	0.24
Diluted
as reported	0.21	0.24
goodwill amortisation (c)	0.02	-
adjusted	0.23	0.24

(a) Based on the weighted average number of shares on issue for the period.

(b) For the period indicated, each American Depositary Share (ADS) represents two ordinary shares. Therefore the earnings per ADS under US GAAP is a multiple of two from the above earnings per share disclosure.

(c) All goodwill amortisation is attributable to Continuing Operations.

The following table summarises other intangible assets of the BHP Billiton Group at as 30 June 2003 and 30 June 2002.

	2003	2002
	US$M	US$M
Pension asset	19	-
Other intangible assets
Long-term customer contracts at gross book value	40	40
deduct amounts amortised (a)(b)	3	1
	56	39

(a) Gross amortisation expense for other intangible assets for the year ended 30 June 2003 was US$1.3 million.

(b) Estimated gross amortisation expense for other intangible assets for the next five financial years is US$1.3 million per annum.

Impact of new accounting standards

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 149 'Amendment of Statement 133 on Derivative Instruments and Hedging Activities' (SFAS 149). SFAS 149 amends SFAS 133 for certain decisions made by the FASB as part of the Derivative Implementation Group process and to clarify the definition of a derivative and the normal purchases and normal sales exception. Except for certain provisions of SFAS 149 discussed below, SFAS 149 is effective for contracts entered into or modified after 30 June 2003, and for hedging relationships designated after 30 June 2003. The provisions of SFAS 149 relating to decisions cleared by the FASB as part of the Derivative Implementation Group process shall continue to be applied in accordance with their respective effective dates. The Group has not evaluated the potential impact of this new standard on its future financial performance or financial position.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 'Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity' (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that the following types of freestanding financial instruments be reported as liabilities:

(a) mandatory redeemable shares;

(b) instruments other than shares that could require the issuer to buy back some of its shares in exchange for cash or other assets; and

(c) obligations that can be settled with shares, the monetary value of which is either:

(i) fixed,

(ii) tied to the value of a variable other than the issuer's shares, or

(iii) varies inversely with the value of the issuer's shares.

Measurement of these liabilities generally is to be at fair value, with the payment of dividends to be reported as interest cost. SFAS 150 applies to the first financial period beginning after 15 June 2003. The Group has not evaluated the potential impact of this new standard on its future financial performance or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46, 'Consolidation of Variable Interest Entities' (FIN 46). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust or any other legal structure used to conduct activities or hold assets in which either:

(a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or

(b) the equity investors lack:

(i) the ability to make decisions about the entity's activities,

(ii) the obligation to absorb the losses of the entity if they occur,

(iii) the right to receive the expected residual returns of the entity if they occur.

Historically, entities generally were not consolidated unless the entity was controlled through voting interests.

FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest.

The requirements of FIN 46 apply immediately to variable interest entities created after 31 January 2003. The requirements of FIN 46 apply in the first fiscal year or interim period beginning after 15 June 2003 to entities in which an enterprise holds a variable interest that it acquired before 1 February 2003.

There have been no variable interest entities created after 31 January 2003 in which the Group has an interest. The Group is currently reviewing its interests in other entities, including joint arrangements, joint ventures and associates, to determine whether they represent variable interest entities for the purpose of FIN 46. The Group already records its share of net income of these entities and, for joint arrangements, a proportionate share of their assets and liabilities. It is reasonably possible that certain of these arrangements may be variable interest entities, however, the Group has not determined whether the adoption of FIN 46 will have a material effect on its financial position.

Pensions and post-retirement benefit plans

The BHP Billiton Group's pension and other post-retirement benefit plans are discussed in note 27. The disclosures below include the additional information required by Statement of Financial Accounting Standards No. 132 'Employers' Disclosures about Pensions and Other Post retirement Benefits' (SFAS 132). The pension costs of the BHP Billiton Group's significant defined benefit plans have been restated in the following tables in accordance with US GAAP.

The disclosures for 2003 and 2002 are provided in relation to the employees of the BHP Billiton Group. For 2001 the income statement disclosures are provided in relation to the employees of the BHP Billiton Limited Group only and the balance sheet disclosures are provided on a combined basis in relation to the employees of the BHP Billiton Limited Group and the BHP Billiton Plc Group.

	2003	2002	2001
	US$M	US$M	US$M
The net periodic pension cost for the significant defined benefit pension plans comprised:
Service costs	43	67	63
Interest costs	64	85	77
Expected return on plan assets	(71)	(105)	(108)
Amortisation of prior service cost	3	1	2
Amortisation of net transition asset	(3)	(12)	(12)
Termination benefits and curtailment costs	12	1	(2)
Recognised net actuarial loss/(gain)	9	1	(8)
Net periodic pension cost under US GAAP	57	38	12

	2003	2002	2001
	%pa	%pa	%pa
The major weighted average assumptions used in computing the above pension cost/income were:
Rates of future pay increases	3.8	3.4	3.6
Discount rate	5.3	6.2	6.4
Expected long-term rates of return on plan assets	7.3	8.0	8.1
	2003	2002
	US$M	US$M
Change in benefit obligation
Projected benefit obligation at the beginning of the year	1 387	1 468
Amendments	-	1
Service costs	43	67
Interest costs	64	85
Plan participants' contributions	15	9
Actuarial loss	68	18
Benefits paid	(391)	(218)
Demerger or disposal of subsidiaries	(96)	-
Subsidiary schemes transferred to joint venture	(3)	(110)
Termination benefits and curtailment costs	2	(2)
Exchange variations	102	69
Projected benefit obligation at the end of the year	1 191	1 387
Projected benefit obligation at the end of the year for plans with
accumulated benefit obligations in excess of plan assets	999	599
Accumulated benefit obligation at the end of the year for plans with
accumulated benefit obligations in excess of plan assets	908	520
	2003	2002
	US$M	US$M
Change in plan assets
Fair value of plan assets at the beginning of the year	1 211	1 483
Actual return on plan assets	6	(54)
Employer contribution	38	68
Plan participants' contributions	15	9
Benefits paid	(391)	(218)
Termination benefits and curtailment costs	-	(2)
Demerger or disposal of subsidiaries	(58)	-
Subsidiary schemes transferred to joint ventures and other adjustments	(4)	(113)
Exchange variations	95	38
Fair value of plan assets at the end of the year	912	1 211
Fair value of plan assets at the end of the year for plans with accumulated benefit obligations in excess of plan assets	669	418

Plan assets consist primarily of bonds and equities. Further details are given in note 27.
	2003	2002
	US$M	US$M
Funded status
Funded status	(279)	(176)
Unrecognised net actuarial loss	346	270
Unrecognised prior service cost	19	7
Unrecognised net transition asset	(5)	(8)
Net amount recognised	81	93
	2003	2002
	US$M	US$M
Analysis of net amount recognised
Prepaid benefit obligation	47	150
(Accumulated) benefit obligation	(213)	(138)
Intangible asset	19	7
Accumulated other comprehensive income	228	74
Net amount recognised	81	93

Post-retirement medical benefits
	2003	2002	2001
	US$M	US$M	US$M
Net medical cost
Service cost	6	3	1
Interest cost	21	17	8
Recognised actuarial loss	-	1	1
Termination benefits and curtailment costs	-	(5)	-
Amortisation of prior service credit	-	(1)	-
Net medical cost	27	15	10

	2003	2002	2001
	% pa	% pa	% pa
The major weighted average assumptions used in calculating the net medical cost were:
Rate of future medical inflation	7.9	6.1	6.1
Discount rate	8.0	8.4	8.9

The rate of future medical inflation rate reflects the fact that the benefits of certain groups of participants are capped.
	2003	2002
	US$M	US$M
Change in accumulated post-retirement benefit obligation
Accumulated post-retirement benefit obligation at the beginning of the year	220	281
Amendments	13	(19)
Service costs	6	3
Interest costs	21	17
Actuarial loss	43	9
Benefits paid	(18)	(13)
Subsidiary schemes transferred to joint ventures	(1)	(30)
Curtailments	-	(8)
Exchange variations	31	(20)
Accumulated post-retirement benefit obligation at the end of the year	315	220
Change in plan assets
Fair value of plan assets at the beginning of the year	-	-
Employer contributions	18	13
Benefits paid	(18)	(13)
Fair value of plan assets at end of year	-	-
Funded status
Funded status	(315)	(220)
Unrecognised net actuarial loss	66	16
Unrecognised prior service cost	(10)	(18)
Accrued post-retirement medical cost	(259)	(222)
	1% decrease	1% increase
	US$M	US$M
The impact of a 1% variation in the rate of future medical inflation on the 2003 results would be:
Effect on total service and interest cost	(3)	4
Effect on accumulated post-retirement benefit obligation	(26)	31

34 Supplementary oil and gas information (unaudited)

Reserves and production

The table below details our oil, condensate, LPG and gas reserves, estimated at 30 June 2003, 30 June 2002 and 30 June 2001 with a reconciliation of the changes in each year. Our reserves have been calculated using the economic interest method and represent our net interest volumes after deduction of applicable royalty, fuel and flare volumes. Our reserves have been subjected to economic tests to demonstrate their commerciality under prices and costs existing at the time of the estimates. Our reserves include quantities of oil, condensate and LPG which will be produced under several production and risk sharing arrangements that involve us in upstream risks and rewards but do not transfer ownership of the products to us. At 30 June 2003, approximately 19 per cent (2002: 17 per cent; 2001: 14 per cent) of proved developed and undeveloped oil, condensate and LPG reserves and nil (2002: nil; 2001: nil) of natural gas reserves are attributable to those arrangements. Our reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes, which may not be realised upon divestment on an individual property basis.

(millions of barrels)	Australia/Asia	Americas	UK/Middle East	Total
Proved developed and undeveloped oil, condensate and LPG reserves (a)
Reserves at 30 June 2000	438.3	28.6	90.1	557.0
Improved recovery	0.4	-	-	0.4
Revisions of previous estimates	5.3	0.5	0.5	6.3
Extensions and discoveries	4.4	67.6	74.1	146.1
Purchase/sales of reserves	(0.9)	3.8	(18.3)	(15.4)
Production (b)	(70.7)	(4.2)	(12.2)	(87.1)
Total changes	(61.5)	67.7	44.1	50.3
Reserves at 30 June 2001	376.8	96.3	134.2	607.3
Improved recovery	-	-	-	-
Revisions of previous estimates	12.1	3.2	(11.0)	4.3
Extensions and discoveries	3.4	70.2	-	73.6
Purchase/sales of reserves	-	-	-	-
Production (b)	(63.3)	(9.0)	(14.3)	(86.6)
Total changes	(47.8)	64.4	(25.3)	(8.7)
Reserves at 30 June 2002	329.0	160.7	108.9	598.6
Improved recovery	-	-	0.1	0.1
Revisions of previous estimates	52.2	(12.2)	12.2	52.2
Extensions and discoveries	0.5	10.1	3.9	14.5
Purchase/sales of reserves	-	-	-	-
Production (b)	(55.1)	(6.6)	(11.7)	(73.4)
Total changes	(2.4)	(8.7)	4.5	(6.6)
Reserves at 30 June 2003 (c)	326.6	152.0	113.4	592.0
Proved developed oil, condensate and LPG reserves (a)
Reserves at 30 June 2000	334.2	11.3	46.3	391.8
Reserves at 30 June 2001	268.6	9.4	40.9	318.9
Reserves at 30 June 2002	233.1	15.9	30.2	279.2
Reserves at 30 June 2003	227.8	9.9	24.5	262.2

(a) In Bass Strait, the North West Shelf and the North Sea, LPG is extracted separately from crude oil and natural gas.

(b) Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.

(c) Total proved oil, condensate and LPG reserves include 20.9 million barrels derived from probabilistic aggregation procedures.

(billions of cubic feet)	Australia/Asia (a)	Americas	UK/Middle East	Total
Proved developed and undeveloped natural gas reserves
Reserves at 30 June 2000	4 142.9	142.4	705.0	4 990.3
Improved recovery	-	-	-	-
Revisions of previous estimates	72.8	(26.4)	(43.9)	2.5
Extensions and discoveries	32.9	38.5	-	71.4
Purchases/sales of reserves	-	6.1	-	6.1
Production (b)	(170.2)	(21.5)	(67.1)	(258.8)
Total changes	(64.5)	(3.3)	(111.0)	(178.8)
Reserves at 30 June 2001	4 078.4	139.1	594.0	4 811.5
Improved recovery	-	-	-	-
Revisions of previous estimates	3.9	2.7	(35.8)	(29.2)
Extensions and discoveries	605.9	37.3	-	643.2
Purchases/sales of reserves	-	-	-	-
Production (b)	(187.4)	(25.1)	(69.0)	(281.5)
Total changes	422.4	14.9	(104.8)	332.5
Reserves at 30 June 2002	4 500.8	154.0	489.2	5 144.0
Improved recovery	-	-	16.7	16.7
Revisions of previous estimates	404.1	4.9	(7.0)	402.0
Extensions and discoveries	188.9	10.2	-	199.1
Purchases/sales of reserves	-	-	-	-
Production (b)	(189.2)	(21.8)	(79.9)	(290.9)
Total changes	403.8	(6.7)	(70.2)	326.9
Reserves at 30 June 2003 (c)	4 904.6	147.3	419.0	5 470.9
Proved developed natural gas reserves
Reserves at 30 June 2000	2 437.0	125.9	522.4	3 085.3
Reserves at 30 June 2001	2 303.2	84.6	550.2	2 938.0
Reserves at 30 June 2002	2 455.1	79.9	481.9	3 016.9
Reserves at 30 June 2003	2 560.4	64.8	397.1	3 022.3

(a) Production for Australia includes gas sold as LNG.

(b) Production for reserves differs slightly from marketable production due to timing of sales and corrections to previous estimates.

(c) Total proved natural gas reserves include 233.2 billion cubic feet derived from probabilistic aggregation procedures.

Capitalised costs incurred relating to oil and gas producing activities

The following table shows the aggregate capitalised costs relating to oil and gas producing activities and related accumulated depreciation, depletion and amortisation and impairments.
	2003	2002
	US$M	US$M
Capitalised cost
Unevaluated properties	292	234
Production properties	8 502	7 576
Total costs (a)(b)	8 794	7 810
less Accumulated depreciation, depletion and amortisation and impairments (a)(b)(c)	(4 383)	(3 944)
Net capitalised costs	4 411	3 866

(a) Includes US$286 million (2002: US$286 million) attributable to prior year revaluations of fixed assets above historical costs and related accumulated amortisation thereof of US$228 million (2002: US$222 million).

(b) Includes US$127 million (2002: US$125 million) attributable to capitalised exploration, evaluation and development expenditures, which would be expensed under US GAAP and related accumulated amortisation thereof of US$88 million (2002: US$87 million).

(c) Includes US$8 million (2002: US$nil) of exploration costs previously capitalised now written off, which would not have been written off under US GAAP.

Costs incurred relating to oil and gas producing activities

The following table shows costs incurred relating to oil and gas producing activities (whether charged to expense or capitalised). Amounts shown include interest capitalised.

Property acquisition costs represent costs incurred to purchase or lease oil and gas properties. Exploration costs include costs of geological and geophysical activities and drilling of exploratory wells. Development costs were all expended to develop booked proved undeveloped reserves.
	Australia/Asia	Americas	UK/Middle East	Total
	US$M	US$M	US$M	US$M
2003
Acquisitions of proved property	-	-	-	-
Acquisitions of unevaluated property	-	18	-	18
Exploration (a)	41	155	28	224
Development	304	315	236	855
Total costs (b)	345	488	264	1 097
2002
Acquisitions of proved property	-	-	-	-
Acquisitions of unevaluated property	-	20	-	20
Exploration (a)	28	194	46	268
Development	236	186	289	711
Total costs (b)	264	400	335	999
2001
Acquisitions of proved property	-	59	-	59
Acquisitions of unevaluated property	-	19	-	19
Exploration (a)	36	125	26	187
Development	114	110	177	401
Total costs (b)	150	313	203	666

(a) Represents gross exploration expenditure.

(b) Total cost includes US$943 million (2002: US$847 million; 2001: US$501 million) capitalised during the year.

34 Supplementary oil and gas information (unaudited) continued

Results of operations from oil and gas producing activities

The following information is similar to the disclosures in note 4 'Analysis by business segment' but differs in several respects as to the level of detail and geographic presentation. Amounts shown in the following table exclude interest income and borrowing costs, general corporate administrative costs and downstream processing of oil and gas into other products for resale. Petroleum general and administrative costs relating to oil and gas activities are included.

Income taxes were determined by applying the applicable statutory rates to pre-tax income with adjustments for permanent differences and tax credits. Certain allocations of tax provisions among geographic areas were necessary and are based on management's assessment of the principal factors giving rise to the tax obligation.

Revenues are reflected net of royalties but before reduction of production taxes. Revenues include sales to affiliates but amounts are not significant.
	Australia/Asia	Americas	UK/Middle East	Total
	US$M	US$M	US$M	US$M
2003
Oil and gas sales	2 131	289	541	2 961
Production costs	(297)	(50)	(86)	(433)
Exploration expenses (a)	(25)	(101)	(28)	(154)
Depreciation, depletion and amortisation (a)	(193)	(138)	(219)	(550)
Production taxes	(523)	(15)	(5)	(543)
Other, net	-	-	-	-
	1 093	(15)	203	1 281
Income taxes	(342)	9	(75)	(408)
Results of oil and gas producing activities (c)	751	(6)	128	873
2002
Oil and gas sales	1 888	262	538	2 688
Production costs	(204)	(37)	(80)	(321)
Exploration expenses (a)	(24)	(87)	(41)	(152)
Depreciation, depletion and amortisation (a)	(230)	(142)	(199)	(571)
Production taxes	(446)	(12)	(5)	(463)
Other, net	-	-	-	-
	984	(16)	213	1 181
Income taxes	(301)	12	(50)	(339)
Results of oil and gas producing activities (c)	683	(4)	163	842
2001
Oil and gas sales	2 269	214	663	3 146
Production costs	(84)	(76)	(164)	(324)
Exploration expenses (a)	(32)	(106)	(27)	(165)
Depreciation, depletion and amortisation (a)	(269)	(65)	(187)	(521)
Production taxes	(745)	-	(4)	(749)
Other, net (b)	55	15	2	72
	1 194	(18)	283	1 459
Income taxes	(424)	34	(89)	(479)
Results of oil and gas producing activities (c)	770	16	194	980

(a) Exploration expenses exclude capitalised exploration, evaluation and development expenditures of US$2 million (2002: US$6 million; 2001: US$5 million) which would have been expensed under US GAAP. In a related manner, depreciation is higher in 2003 by US$1 million (2002: US$1 million; 2001: US$2 million) than that required under US GAAP. In addition, exploration expenses include US$8 million (2002: US$nil; 2001: US$nil) of expenditure previously capitalised now written off which would not have not been written off for US GAAP.

(b) Includes profit on sale of assets.

(c) Amounts shown exclude general corporate overheads and downstream processing of oil and gas into products for resale and, accordingly, do not represent all of the operations attributable to the Petroleum segment presented in note 4. There are no equity minority interests.

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves ('Standardised measure')

The purpose of this disclosure is to provide data with respect to the estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas.

The Standardised measure is based on the BHP Billiton Group's estimated proved reserves, (as presented in the section 'Reserves') and this data should be read in conjunction with that disclosure, which is hereby incorporated by reference into this section. The Standardised Measure is prepared on a basis which presumes that year end economic and operating conditions will continue over the periods in which year end proved reserves would be produced. The effects of future inflation, future changes in exchange rates and expected future changes in technology, taxes and operating practices have not been included.

The Standardised measure is prepared by projecting the estimated future annual production of proved reserves owned at period end and pricing that future production at prices in effect at period end to derive future cash inflows. Future price increases may be considered only to the extent that they are provided by fixed contractual arrangements in effect at period end and are not dependent upon future inflation or exchange rate changes.

Future cash inflows are then reduced by future costs of producing and developing the period end proved reserves based on costs in effect at period end without regard to future inflation or changes in technology or operating practices. Future development costs include the costs of drilling and equipping development wells and construction of platforms and production facilities to gain access to proved reserves owned at period end. They also include future costs, net of residual salvage value, associated with the abandonment of wells, dismantling of production platforms and restoration of drilling sites. Future cash inflows are further reduced by future income taxes based on tax rates in effect at period end and after considering the future deductions and credits applicable to proved properties owned at period end. The resultant annual future net cash flows (after deductions of operating costs including resource rent taxes, development costs and income taxes) are discounted at 10 per cent per annum to derive the Standardised measure.

There are many important variables, assumptions and imprecisions inherent in developing the Standardised measure, the most important of which are the level of proved reserves and the rate of production thereof. The Standardised measure is not an estimate of the fair market value of the BHP Billiton Group's oil and gas reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated future changes in prices, costs and exchange rates, anticipated future changes in secondary tax and income tax rates and alternative discount factors representing the time value of money and adjustments for risks inherent in producing oil and gas.

	Australia/Asia	Americas	UK/Middle East	Total
	US$M	US$M	US$M	US$M
Standardised measure
2003
Future cash inflows	21 689	4 992	4 107	30 788
Future production costs	(7 922)	(837)	(1 013)	(9 772)
Future development costs (a)(b)	(2 945)	(1 326)	(242)	(4 513)
Future income taxes	(3 143)	(865)	(620)	(4 628)
Future net cash flows	7 679	1 964	2 232	11 875
Discount at 10% per annum	(3 816)	(745)	(856)	(5 417)
Standardised measure	3 863	1 219	1 376	6 458
2002
Future cash inflows	19 439	4 489	4 020	27 948
Future production costs	(7 209)	(975)	(1 067)	(9 251)
Future development costs	(2 484)	(1 342)	(450)	(4 276)
Future income taxes	(2 909)	(695)	(620)	(4 224)
Future net cash flows	6 837	1 477	1 883	10 197
Discount at 10% per annum	(3 363)	(757)	(597)	(4 717)
Standardised measure	3 474	720	1 286	5 480
2001
Future cash inflows	19 533	2 637	3 173	25 343
Future production costs	(6 174)	(750)	(954)	(7 878)
Future development costs	(2 586)	(649)	(220)	(3 455)
Future income taxes	(3 148)	(415)	(551)	(4 114)
Future net cash flows	7 625	823	1 448	9 896
Discount at 10% per annum	(3 792)	(293)	(402)	(4 487)
Standardised measure	3 833	530	1 046	5 409

(a) Total future dismantlement, abandonment and rehabilitation obligations at 30 June 2003 are estimated to be US$936 million and this amount has been included in the Standardised measure calculation.

(b) Future costs to develop our proved undeveloped reserves over the next three years are expected to be US$844 million (2004), US$619 million (2005) and US$372 million (2006).

Changes in the Standardised measure are presented in the following table. The beginning of year and end of year totals are shown after reduction for income taxes and these, together with the changes in income tax amounts, are shown in discounted amounts (at 10 per cent per annum). All other items of change represent discounted amounts before consideration of income tax effects.

	2003	2002	2001
	US$M	US$M	US$M
Changes in the Standardised measure
Standardised measure - beginning of period	5 480	5 409	5 520
Revisions:
Prices, net of production costs	1 041	342	(201)
Revisions of quantity estimates (a)	971	599	(27)
Accretion of discount	789	781	772
Changes in production timing and other (b)	(1 020)	(1 136)	427
	7 261	5 995	6 491
Sales of oil and gas, net of production costs	(1 985)	(1 941)	(2 096)
Acquisitions of reserves-in-place	-	-	70
Sales of reserves-in-place (c)	-	-	(24)
Development costs incurred which reduced previously estimated development costs	855	656	323
Extensions and discoveries, net of future costs	577	778	464
Changes in future income taxes	(250)	(8)	181
Standardised measure - end of period	6 458	5 480	5 409

(a) Changes in reserves quantities are shown in the notes to the Oil and Gas Reserves.

(b) Includes the effect of foreign exchange and changes in future development costs.

(c) Reflects the sale of Buffalo oil field in Northern Australia on 30 March 2001.

Production

The table below details our Petroleum business' historical net crude oil and condensate, natural gas, LNG, LPG and ethane production by region for the two years ended 30 June 2003 and 30 June 2002. We have shown volumes and tonnages of marketable production, after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	2003	2002
Crude oil and condensate production (millions of barrels)
Australia/Asia	48.0	56.2
Americas	7.1	9.0
Europe/Middle East	10.8	13.3
Total	65.9	78.5
Natural gas production (a) (billions of cubic feet)
Australia/Asia	126.4	126.0
Americas	20.6	25.2
Europe/Middle East	72.2	72.7
Total	219.2	223.9
Liquefied natural gas (LNG) production (b) (thousand tonnes)
Australia/Asia (leasehold production)	1 349.0	1 298.8
Liquefied petroleum gas (LPG) production (c) (thousand tonnes)
Australia/Asia (leasehold production)	644.2	551.4
Europe/Middle East (leasehold production)	98.9	85.6
Total	743.1	637.0
Ethane production (thousand tonnes)
Australia/Asia (leasehold production)	94.9	87.1
Average sales price
Oil and condensate (US$ per barrel)	28.14	22.58
Natural gas (US$ per thousand cubic feet)	2.21	1.84
Average production cost (d)
US$ per barrel of oil equivalent (including resource rent tax and other indirect taxes)	8.01	5.83
US$ per barrel of oil equivalent (excluding resource rent tax and other indirect taxes)	3.55	2.38

(a) Natural gas production figures exclude gas sold as LNG or ethane.

(b) LNG consists primarily of liquefied methane.

(c) LPG consists primarily of liquefied propane and butane.

(d) Average production costs include direct and indirect production costs relating to the production and transportation of hydrocarbons to the point of sale. This includes shipping where applicable. Average production costs have been shown including and excluding resource rent tax and other indirect taxes and duties. Average production costs also include the foreign exchange effect of translating local currency denominated costs and secondary taxes into US dollars

35 Supplementary mineral resource and ore reserves information (unaudited)

The statement of Mineral Resources and Ore Reserves presented in this report has been produced in accordance with the Australasian Code for reporting of Mineral Resources and Ore Reserves, September 1999 (the 'JORC Code'). Commodity prices and exchange rates used to estimate the economic viability of reserves are based on September 2002, BHP Billiton long-term forecasts unless otherwise stated. The Ore Reserves tabulated are all held within existing, fully permitted mining tenements. The BHP Billiton Group's mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.

The information in this report relating to Mineral Resources and Ore Reserves is based on information compiled by Competent Persons (as defined in the JORC code) or for operations located outside Australia by Recognised Mining Professionals, defined as a member of a recognised mining professional body. All Competent Persons and Recognised Mining Professionals have, at the time of reporting, sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person as defined by the JORC Code. Each Competent Person consents to the inclusion in this Report of the matters based on their information in the form and context in which it appears.

All of the Mineral Resource and Ore Reserve figures presented are reported in 100 per cent terms, and represent estimates at 30 June 2003 (unless otherwise stated). All tonnes and grade information has been rounded; hence small differences may be present in the totals. All of the Mineral Resource information (unless otherwise stated) is inclusive of Mineral Resources that have been converted to Ore Reserves (i.e. Mineral Resources are not additional to Ore Reserves).

The information contained herein differs in certain respects from that reported to the US Securities and Exchange Commission (SEC) which is prepared with reference to the SEC's Industry Guide 7. BHP Billiton's US GAAP disclosures reflect the information reported to the SEC.

Ore Reserves and Mineral Resources are presented in the accompanying tables subdivided for each of the Customer Sector Groups.

Aluminium Customer Sector Group

Mineral Resources

The table below details the Mineral Resources for the Aluminium Customer Sector Group as at 30 June 2003 and is presented in 100 per cent terms.
	Measured Resources		Indicated Resources		Inferred Resources		Total Resources	BHP Billiton
Bauxite Deposits (6)	Tonnes (millions)	Alumina(4) %	Tonnes (millions)	Alumina(4) %	Tonnes (millions)	Alumina(4) %	Tonnes (millions)	Interest %
Australia (1)
Worsley	339	30.7	156	33	65	32.2	560	86
Suriname (2)
Lelydorp, Para N &
Kankantrie N	9.7	59.6	16.4	58.0	-	-	26.1	76
Brazil (3)(5)
MRN Crude	171	-	34	-	860	-	1 064	14.8
MRN Washed	122	50.5	26	51.3	600	50.4	748	14.8

(1) Worsley resource numbers are quoted on a dry basis; Competent Person is D Parmenter (MAIG).

(2) Suriname resource numbers are quoted on a dry basis; Competent Person is D L Butty (EuroGeol).

(3) Resource tonnages for MRN washed are quoted with nominal 5 per cent moisture; Competent Person is V J van der Riet (MAusIMM).

(4) Alumina as available alumina for Worsley and MRN; and total alumina for Lelydorp.

(5) MRN - Mineração Rio do Norte.

(6) The Worsley total resource increased by 15 Mt from the previous 2002 estimate; this is the net effect of new drilling, minor changes in cut-off grade and mining depletion during the year. Suriname resource changes are the result of mining depletion. The reduction in MRN crude and washed resource is due to mining depletion and the loss of resource due to environmental restrictions and selective mining.

35 Supplementary mineral resource and ore reserves information (unaudited) continued

Ore Reserves

The table below details the Ore Reserves for the Aluminium Customer Sector Group as at 30 June 2003 and is presented in 100 per cent terms.

Reserves (1)(2)(3)(4)(8)	Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserve		BHP Billiton
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Interest
Deposit	(millions)	%Alumina	(millions)	%Alumina	(millions)	%Alumina	%
Australia (5)
Worsley	314	30.7	12	30.9	326	30.7	86
Suriname (6)
Lelydorp	9.3	52.5	-	-	9.3	52.5	76
Brazil (7)
MRN Crude	171	-	-	-	171	-	14.8
MRN Washed	122	50.5	-	-	122	50.5	14.8

(1) Mine dilution and recovery are included in the ore reserve statements for each deposit.

(2) Alumina as available alumina.

(3) Approximate drill hole spacings used to classify the reserves are:
	Proved Ore Reserves	Probable Ore Reserves
Worsley	100m or less grid spacing	200m or less grid spacing
Lelydorp	61m x 61m	No reserve quoted in this category.
MRN	200m grid spacing or less with mining and metallurgical characterisation (test pit/ bulk sample) plus a reliable suite of chemical and size distribution data.	No reserve quoted in this category.

(4) No third party audits have been undertaken on the quoted ore reserve.

(5) Worsley reserve tonnages are quoted on a dry basis; Competent Person is D Parmenter (MAIG).

(6) Lelydorp reserve tonnages are quoted on a dry basis; Competent Person is D L Butty (EuroGeol).

(7 Mineração Rio do Norte (MRN) washed reserve tonnages and grades are quoted on a nominal 5 per cent moisture content basis; Competent Person is V J van der Riet (MAusIMM).

(8) Changes in the Ore Reserves from the previous 2002 figures reflect changes discussed in the Mineral Resources table for the Aluminium Customer Sector Group.

Base Metals Customer Sector Group

Mineral Resources (9)(10)

Details of the Mineral Resources for the Base Metals Customer Sector Group as at 30 June 2003 and are presented in the table below in 100 per cent terms.
Measured Resources	Indicated Resources	Inferred Resources	Total Resources	BHP Billiton
Tonnes	Grade (8)	Tonnes	Grade (8)	Tonnes	Grade (8)	Tonnes	Grade (8)	Interest
Commodity Deposit	Ore Type	(millions . dmt)	%TCu	%SCu	g/tAu	(millions . dmt)	%TCu	%SCu	g/tAu	(millions dmt)	%TCu	%SCu	g/tAu	(millions . dmt)	%TCu	%SCu	g/tAu	%
Copper
Escondida (1)	Sulphide	687	1.43	-	-	897	1.01	-	-	540	0.92	-	-	2 121	1.12	-	-	57.5
Low-grade float	171	0.60	-	-	557	0.60	-	-	670	0.59	-	-	1 396	0.59	-	-	57.5
Low-grade leach	194	0.50	-	-	207	0.41	-	-	270	0.41	-	-	673	0.43	-	-	57.5
Mixed	25	1.41	0.42	-	41	0.59	0.21	-	46	0.70	0.20	-	111	0.82	0.25	-	57.5
Oxide	141	-	0.77	-	61	-	0.48	-	48	-	0.55	-	249	-	0.65	-	57.5
Escondida	Sulphide	89	1.81	-	-	485	1.30	-	-	75	0.96	-	-	649	1.33	-	-	57.5
Norte	Low-grade float	9.4	0.62	-	-	344	0.58	-	-	290	0.57	-	-	642	0.58	-	-	57.5
Mixed	4.7	0.83	0.26	-	31	0.88	0.31	-	7	0.46	0.12	-	43	0.81	0.27	-	57.5
Oxide	12	-	0.55	-	97	-	0.86	-	33	-	0.66	-	142	-	0.79	-	57.5
Pinto Valley (2)	Pinto Valley unit	697	0.20	-	-	16	0.34	-	-	2	0.25	-	-	715	0.20	-	-	100
In situ leach	174	0.32	-	-	40	0.32	-	-	-	-	-	-	214	0.32	-	-	100
Robinson (3)	Tripp-Veteran	183	0.66	-	0.25	28	0.60	-	0.15	6	0.49	-	0.07	217	0.65	-	0.23	100
Ruth	145	0.55	-	0.15	25	0.49	-	0.15	15	0.44	-	0.09	185	0.53	-	0.15	100
Tintaya (4)	Sulphide	41.4	1.43	-	0.26	51.7	1.51	-	0.20	24	1.48	-	0.15	117	1.47	-	0.21	99.9
Oxide	5.0	1.51	1.29	-	33.7	1.64	1.23	-	4	1.58	1.21	-	43	1.62	1.23	-	99.9
Cerro	Oxide	9.3	0.62	0.44	-	177	0.71	0.54	-	22	0.65	0.46	-	209	0.70	0.53	-	100
Colorado (5)	Sulphide	5.2	0.96	0.12	-	117	0.80	0.10	-	20	0.68	0.10	-	142	0.79	0.10	-	100
Spence	Oxide	41	1.34	0.99	-	46	0.93	0.69	-	1	0.74	0.57	-	88	1.12	0.83	-	100
Leachable	113	1.36	0.18	-	168	0.82	0.12	-	6	0.65	0.11	-	287	1.03	0.14	-	100
sulphide
Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
(millions dmt)	%TCu	%Mo	(millions dmt)	%TCu	%Mo	(millions dmt)	%TCu	%Mo	(millions dmt)	%TCu	%Mo
Highland Valley	Sulphide	224	0.42	0.007	50	0.42	0.006	-	-	274	0.42	0.007	33.6
Copper Zinc	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
(millions dmt)	%TCu	%Zn	g/tAg	%Mo	(millions dmt)	%TCu	%Zn	g/tAg	%Mo	(millions dmt)	%TCu	%Zn	g/tAg	%Mo	(millions dmt)	%TCu	%Zn	g/tAg	%Mo
Antamina (6)	Sulphide	26	0.50	0.19	4.9	0.034	32	0.47	0.27	5.9	0.030	29	0.79	0.98	13.0	0.016	87	0.58	0.48	7.9	0.026	33.75
Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
(millions dmt)	%Zn	g/tAg	%TCu	g/tAu	(millions dmt)	%Zn	g/tAg	%TCu	g/tAu	(millions dmt)	%Zn	g/tAg	%TCu	g/tAu	(millions dmt)	%Zn	g/tAg	%TCu	g/tAu
Selbaie	Sulphide stockpiles	2.1	1.12	22	0.27	0.25	-	-	-	-	-	-	-	-	-	-	2.1	1.12	22	0.27	0.25	100
Silver Lead	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Zinc	(millions dmt)	g/tAg	%Pb	%Zn	(millions dmt)	g/tAg	%Pb	%Zn	(millions dmt)	g/tAg	%Pb	%Zn	(millions dmt)	g/tAg	%Pb	%Zn
Cannington (7)	Sulphide	19.0	555	12.23	4.95	12.0	493	11.58	4.06	9.4	348	8.9	3.7	40.4	488	11.27	4.39	100

(1) The Escondida deposit is a supergene-enriched porphyry copper deposit. Changes in the Mineral Resource reflect mining depletion. Stockpiled material above respective cut-off grades is included as Measured Resource.

(2) The Pinto Valley Mineral Resource is based on the milling and flotation of copper sulphides from ore-grade rock and acid leaching and SXEW of copper from lower grade sulphide bearing rock.

(3) BHP Copper North America ceased operations at the Robinson Mine site on 24 June 1999.

(4) BHP Billiton holds a 99.9 per cent interest in Tintaya, an open pit copper mine in southern Peru. The remaining interest is held by Peruvian shareholders.

(5) Cerro Colorado is a supergene-enriched porphyry copper deposit.

(6) Antamina Resource is exclusive of Ore Reserves.

(7) The Cannington Ag-Pb-Zn deposit is a Broken Hill Type (BHT) deposit located in the Eastern Succession of the Mt Isa inlier. Results from ongoing underground diamond drilling and geological interpretation have seen the upgrading of Inferred Resource to Indicated and Indicated to Measured.

(8) %TCu - per cent total copper, %SCu - per cent soluble copper.

(9) Competent Persons - Resources
Escondida, Escondida Norte: Dr J M Gilligan
(MAusIMM)
Pinto Valley & Robinson: J Gage (MAusIMM) Tintaya: R Preece (FAusIMM)
Cerro Colorado: E Fernandez (MAIG)
Spence: M Mullins ( FAusIMM)
Highland Valley: R Kintzi (APEGBC)
Antamina: G Stothart (APEGNB)
Selbaie: D Adam (CIM/OGQ)

                Cannington: A Edwards (MAusIMM).

(10) The Cerro Colorado total Mineral Resource has increased by 129 Mt from that quoted in 2002, this is due to additions and reclassification based on further drilling less resource depletion due to mining. The Tintaya sulphide and oxide Mineral Resources have been re-estimated with the inclusion of further drilling and changes to resource classification methods. Other changes in the Base Metals Customer Sector Group resource base are predominantly due to mining depletion.

Base Metals Customer Sector Group continued

Ore Reserves (1)(2)(3)(10)

The table below details our copper, zinc, silver, gold, molybdenum and lead reserves in metric tonnes estimated as at 30 June 2003.

Proved Ore Reserve	Probable Ore Reserve	Total Ore Reserve	BHP
Tonnes	Grade(7)	Tonnes	Grade(7)	Tonnes	Grade(7)	Billiton
Base Metals Deposit	Ore type	(millions dmt)	%TCu	%SCu	g/tAu	(millions dmt)	%TCu	%SCu	g/tAu	(millions dmt)	%TCu	%SCu	g/tAu	Interest %
Copper
Escondida (4)	Sulphide	672	1.46	-	-	842	1.02	-	-	1 514	1.21	-	-	57.5
Low-grade float	151	0.60	-	-	418	0.60	-	-	570	0.60	-	-	57.5
Mixed	-	-	-	-	51	1.04	0.32	-	51	1.04	0.32	-	57.5
Oxide	139	-	0.79	-	53	-	0.51	-	192	-	0.71	-	57.5
Escondida	Sulphide	84	1.84	-	-	417	1.35	-	-	502	1.44	-	-	57.5
Norte (5)	Low-grade float	-	-	-	-	95	0.61	-	-	95	0.61	-	-	57.5
Oxide	-	-	-	-	117	-	0.77	-	117	-	0.77	-	57.7
Tintaya (6)(8)	Sulphide	31.9	1.30	-	0.24	31.4	1.45	-	0.18	63.3	1.38	-	0.21	99.9
Oxide	5.0	1.51	1.29	-	31.6	1.58	1.18	-	36.6	1.57	1.20	-	99.9
Cerro	Oxide	16	0.57	0.40	-	117	0.74	0.59	-	133	0.74	0.58	-	100
Colorado	Sulphide	19	1.02	0.12	-	55	0.84	0.11	-	74	0.88	0.11	-	100
Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
(millions)	%TCu	%Mo	(millions)	%TCu	%Mo	(millions)	%TCu	%Mo
Highland
Valley	Sulphide	224	0.42	0.007	50	0.42	0.006	274	0.42	0.007	33.6
Copper Zinc	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
(millions)	%TCu	%Zn	g/tAg	%Mo	(millions)	%TCu	%Zn	g/tAg	%Mo	(millions)	%TCu	%Zn	g/tAg	%Mo
Antamina (9)	Sulphide	278	1.27	1.02	14.2	0.030	233	1.16	0.93	13.1	0.029	511	1.22	0.98	13.7	0.030	33.75
Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
(millions)	%Zn	g/tAg	%TCu	g/tAu	(millions)	%Zn	g/tAg	%TCu	g/tAu	(millions)	%Zn	g/tAg	%TCu	g/tAu
Selbaie	Sulphide
stockpiles	2.1	1.12	22	0.27	0.25	-	-	-	-	-	2.1	1.12	22	0.27	0.25	100
Silver Lead	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Zinc	(millions)	g/tAg	%Pb	%Zn	(millions)	g/tAg	%Pb	%Zn	(millions)	g/tAg	%Pb	%Zn

Cannington (6)	Sulphide	15	492	10.85	4.15	8.2	462	10.87	3.74	23.2	482	10.9	4.0	100

(1) All reserves quoted are diluted and include mining recovery.

(2) Metallurgical recoveries for the operations are:

% Metallurgical Recovery	TCu	SCu	Zn	Pb	Ag	Au	Mo
Escondida Sulphide	81-86
Escondida Low-grade float	81
Escondida Mixed	39
Escondida Oxide		88
Escondida Norte Sulphide	80-87
Escondida Norte Oxide		85
Tintaya Sulphide	77-90.5				59.4	66.3
Tintaya Oxide		78.0
Cerro Colorado	82.5	82.5
Highland Valley	89						50
Antamina	88.5-95.1		0-86.4		65-90		0-70
Selbaie	79.5		75.5		9.9-50.4	62.2
Cannington			Ave. 72	Ave. 89	Ave. 89

(3)Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
Escondida	65 x 65m to 75 x 75m depending on geological domain and ore type	80 x 80m to 140 x 140m depending on geological domain and ore type
Escondida Norte	50 x 50m to 55 x 55m depending on geological domain and ore type	60 x 60m to 280 x 280m depending on geological domain and ore type
Tintaya Sulphide	18m in Chabuca area; 25m elsewhere	37m in Chabuca area; 50m elsewhere
Cerro Colorado	35m grid spacing	75m x 100m grid spacing
Highland Valley	Overall 111.1m spacing	Overall 124.2m spacing
Antamina	3 holes within 55m and closest within 40m	Variable between domains, approximately 2 to 3 holes within 55m to 100m and closest within 25 to 55m
Selbaie	All ore reserves now contained in a stockpile	All ore reserves are now measured
Cannington	12.5m x 15m spacing or less	25m x 25m spacing

(4) No changes to the block model or the ore types were introduced in this declaration. Change in the Ore Reserves tonnages compared to the previous statement results from the depletion of Ore Reserves through production, the application of a mining recovery factor to the stockpiled resources to generate stockpiled reserves and the reclassification of some probable oxide reserves as mixed reserves or waste. The use of a variable cut-off grade strategy during the production period has also resulted in the reclassification of some sulphide ore into LG Float ore. LG Float ore extracted from the pit is stockpiled in the LG leach stockpile resulting in a reclassification to stockpiled LG leach resource. Measured Resource for Mixed ore has been downgraded to Probable Reserve to reflect uncertainty in some of the modifying factors. Stockpiled material is included in the appropriate ore reserve estimate as Proved Reserve (with the exception of Mixed ore). Economic pit limits were determined using the Whittle 4X software package; Ore Reserves herein quoted are based on the 'Ultimate Pit 42NB', generated using Measured, Indicated and Inferred Resources for Sulphide and Oxide material types only. This practice allows the maximum size of the pit to be used in strategic mine planning activities and reasonably reflects the future mining potential of the deposit, subject to future infill drilling. Reported Proved and Probable Reserves are derived from Measured and Indicated Resources only within the Ultimate Pit, after modifying factors have been applied. The Ultimate Pit obtained by removal of Inferred Resources from the pit optimisation is smaller (Ultimate Pit 42SP), and as a result has a lower reserve base. Proved and Probable Reserves in this smaller pit, including stockpiled ore, are reduced to: Sulphide ore: 1417 Mt at 1.24 per cent TCu, LG Float ore: 453 Mt at 0.60 per cent TCu, Mixed ore: 45 Mt at 1.10 per cent TCu and 0.34 per cent SCu, and Oxide ore: 186 Mt at 0.72 per cent SCu. As there are differences in convention within the industry as to which reserves numbers to publicly report, both are provided to maintain transparency. The Inferred Resources located within the mine plan declared in the previous statement (June 2002), did not include 27 million tonnes at 1.21 per cent TCu, which has been corrected in this declaration. The downgrading of Measured Resource to Probable Reserve for Mixed ore was omitted from the previous statement and has been corrected in this declaration.

(5) An Ore Reserve has been declared at Escondida Norte for the first time in 2003. The Escondida Norte deposit is a supergene-enriched porphyry copper deposit of Oligocene age in which two major stages of sulphide and one stage of oxide mineralisation contributed to the formation of a giant copper deposit. The principal copper-bearing minerals are chalcocite, chalcopyrite and brochantite/antlerite. The copper mineralisation is a satellite ore body of the main Escondida mineralisation located 5km to the north. The western extension of Escondida Norte is named the Zaldivar deposit, currently mined in an open pit by Cia. Minera Zaldivar Ltda. The final feasibility study of Escondida Norte was approved by BHP Billiton and its partners in June 2003 as part of the Escondida strategy to maintain copper production capacity in future years. Development costs are estimated at US$400 million, which include pre-mine development, new mining equipment, a primary crusher with an overland conveyor, and maintenance and operating support facilities. Pre-mine activities are programmed to start in September 2003 and copper production from the Escondida Norte deposit is scheduled for the fourth quarter of CY2005. The deposit will be mined using open pit, bulk-mining methods with mineral processing through conventional flotation to produce a high-grade copper concentrate and oxide heap leaching to produce copper cathode. The mine design is based on truck and shovel methods with direct haulage of waste and in-pit crushing of ore, for a total material movement of approximately 450,000 tonnes per day (tpd). Escondida Norte Sulphide ore will be processed at an initial rate of approximately 85 000 tpd, increasing to 100 000 tpd after two years of copper production. Sulphide ore will feed both the existing Los Colorados concentrator and the new Laguna Seca concentrator, blended with Escondida ore.

(6) Third party reserve audits have been undertaken on Cannington and Tintaya in the past three years.

(7) %TCu - per cent total copper, %SCu - per cent soluble copper.

(8) Tintaya Sulphide production was temporarily halted in November 2001 as a reaction to oversupply in the global copper market, and the oxide operation was commissioned during the year. Tintaya Sulphide production is being restarted during the first half of FY2004.

(9) Test work done on M4 material mined early in the pit life and currently contained in the 4155W stockpile and 4174 Finger 'B' stockpile has indicated that this material is not economically millable. Consequently, this material (approx. 1.7 Mt) has been excluded from the Reserve and Resource estimate. In early June of 2003, an area of Phase 2 and Phase 3 was identified as containing a high percentage of total copper present as oxides and secondary sulphides. This type of material has previously demonstrated poor metallurgy. A preliminary interpretation of the extent of this zone has outlined approximately 6 Mt of previously included Reserve material and 1.7 Mt of Resource material. Test work is ongoing on this material to determine its true economic viability. Consequently, until such time as proven otherwise, this material has been excluded from the Antamina Reserve and Resource estimation numbers.

(10) Competent Persons - Reserves

Escondida, Escondida Norte: Dr J M Gilligan (MAusIMM)

Tintaya: P Dupree (MAusIMM)

Cerro Colorado: R Contreras (MAusIMM)

Highland Valley: R Kintzi (APEGBC)

Antamina: G Stothart (APEGNB)

Selbaie: D Adam (CIM/OGQ)

Cannington: K Sommerville (MAusIMM).

Carbon Steel Materials Customer Sector Group

Mineral Resources

The tables below detail iron ore, manganese and metallurgical coal Mineral Resources (in metric tonnes) estimated in 100 per cent terms as at 30 June 2003. All resource figures are total Mineral Resources inclusive of material converted to Ore Reserves.

Iron Ore Mineral Resources (6)
		Measured Resources			Indicated Resources			Inferred Resources			Total Resources			BHP Billiton
		Tonnes	Grade	Grade	Tonnes	Grade	Grade	Tonnes	Grade	Grade	Tonnes	Grade	Grade	Interest
Deposit	Ore Type	(millions)	%Fe	%P	(millions)	%Fe	%P	(millions)	%Fe	%P	(millions)	%Fe	%P	%
Iron Ore (1)(2)(3)(4)
Mt Newman JV	BKM	893	63.6	0.07	223	62.4	0.08	277	61.6	0.09	1 394	63.0	0.08	85
	MM	160	61.8	0.07	82	60.0	0.06	619	59.4	0.07	861	59.9	0.07	85
Jimblebar	BKM	245	61.6	0.07	117	61.7	0.08	755	61.5	0.13	1 117	61.5	0.11	100
	MM	-	-	-	-	-	-	17	60.2	0.10	17	60.2	0.10	100
Mt Goldsworthy JV
Northern Areas	NIM	48	61.2	0.06	45	60.8	0.06	-	-	-	93	61.0	0.06	85
Area C(5)	BKM	22	58.5	0.07	19	58.5	0.07	71	62.2	0.12	111	60.9	0.10	85
	MM	392	62.1	0.06	213	62.2	0.06	373	61.1	0.06	978	61.7	0.06	85
BHP Billiton/	BKM	-	-	-	82	59.6	0.14	85	61.2	0.16	167	60.5	0.15	89
Renison JV	MM	-	-	-	51	60.4	0.06	158	61.8	0.06	209	61.5	0.06	89
Yandi JV	BKM	-	-	-	-	-	-	195	59.0	0.15	195	59.0	0.15	85
	CID	834	57.9	0.04	348	57.7	0.04	239	57.3	0.04	1 421	57.8	0.04	85
Samarco JV		450	46.9	0.05	660	45.0	0.05	2 659	42.0	0.04	3 769	43.0	0.05	50

(1) The BHP Billiton Iron Ore Western Australia resources include those that support current mining operations and market grades, and also include resources to support future undefined developments. All tonnages are in wet metric tonnes, except for Samarco, which is in dry metric tonnes.

(2) Resources are divided into joint ventures, and material types that reflect the various products produced. The bedded ore material types are classified by the host Archaean or Proterozoic banded iron-formations. These are BKM - Brockman, MM - Marra Mamba and NIM - Nimingarra. The CID - Channel Iron Deposit or pisolite - are Cainozoic fluvial sediments.

(3) The resource grades listed refer to in situ, iron (Fe) and phosphorus (P).

(4) The total MM resources for the Newman JV have decreased by 67 Mt from the previous 2002 reported resource due to a revision in the Fe cut-off grade used to define the resource. Other iron ore resource changes are predominantly related to production depletion.

(5) Whilst 85 per cent is shown as the 'BHP Billiton Interest' for Area C, POSCO (a Korean steelmaker) has a 20 per cent legal interest in the C deposit of Area C. In substance, the Group retains virtually all of this interest and this disclosure and the financial statements are prepared on this basis.

(6) Competent Persons

Newman JV: M Kneeshaw (FAusIMM) and C Handley (MAusIMM)

Jimblebar: M Kneeshaw (FAusIMM) and C Handley (MAusIMM)

Mt Goldsworthy JV, Northern Areas: D Podmore (MAusIMM)

Mt Goldsworthy JV Area C: M Kneeshaw (FAusIMM)

BHP Billiton/Renison JV: M Kneeshaw (FAusIMM)

Yandi JV: C Handley (MAusIMM) and M Kneeshaw (FAusIMM)

Samarco JV: J Tizon (MAusIMM).

Carbon Steel Materials Customer Sector Group continued

Manganese Mineral Resources
	Measured Resources			Indicated Resources			Inferred Resources			Total Resources			BHP
	Tonnes			Tonnes			Tonnes			Tonnes			Billiton
Commodity	(millions	Grade	Grade	(millions	Grade	Grade	(millions	Grade	Grade	(millions	Grade	Grade	Interest
Deposit	dmt)	%Mn	%Fe	dmt)	%Mn	%Fe	dmt)	%Mn	%Fe	dmt)	%Mn	%Fe	%
Manganese (1)(2)
Wessels	6.9	48.0	-	30.0	48.2	-	-	-	-	36.9	48.2	-	60
Mamatwan	20.2	38.7	4.8	6.5	38.0	4.7	2.7	37.4	4.7	29.4	38.4	4.7	60
GEMCO (3)	54.0	48.1	-	58.1	47.6	-	92.5	47.0	-	205	47.4	-	60

(1) Competent Persons

Wessels: E P Ferreira (SACNASP)

Mamatwan: O van Antwerpen (SACNASP)

GEMCO: E Swindell (SACNASP).

(2) The total Mamatwan manganese resource has decreased by 27.1 Mt from the previous 2002 resource base due to additional exploration drilling and a re-estimate of the resource at a higher Mn cut-off. Reduction in the Wessels and GEMCO total resources are primarily due to production depletion.

(3) GEMCO Mn grades are reported as washed sample grades and as such reflect a mineral product grade.

Carbon Steel Materials Customer Sector Group continued

Metallurgical Coal Resources (1)(7)(8)
				Measured.(4)			Indicated.(4)			Inferred.(4)				BHP
					Calorific	Volatile		Calorific	Volatile		Calorific	Volatile	Total	Billiton
		Mining	Coal (3)	Tonnes	Value.(6)	Matter.(6)	Tonnes	Value.(6)	Matter.(6)	Tonnes	Value.(6)	Matter.(6)	Tonnes	Interest
Ownership	Deposit	Method (2)	Type	(millions).(5)	(Kcal/kg)%		(millions).(5)	(Kcal/kg)%		(millions).(5)	(Kcal/kg)%		(millions).(5)%
Queensland Coal Resources at operating mines
CQCA JV	Goonyella	OC/UG	Met	599	-	23.7	832	-	22.1	144	-	22.1	1 575	50
	Peak Downs	OC/UG	Met	905	-	20.4	617	-	20.5	182	-	21.1	1 704	50
	Saraji	OC/UG	Met	360	-	18.5	288	-	17.9	72	-	18.1	720	50
	Norwich Park	OC/UG	Met	255	-	17.6	168	-	17.4	143	-	17.4	566	50
	Blackwater	OC/UG	Met/Th	227	7 515	25.8	147	7 510	25.6	318	7 460	25.2	692	50
	South Blackwater	OC/UG	Met/Th	97	7 170	-	434	7 200	-	453	7 050	-	984	50
Sub-total				2 443			2 486			1 312			6 241
Gregory JV	Gregory Crinum	OC/UG	Met/Th	87	-	33.6	72		33.2	4		33	163	50
BHP Mitsui	Riverside	OC	Met	11	-	22.8	2	-	24.2	1.5	-	25.0	15	80
	Sth Walker Ck	OC	Met/Th	100	7 725	13.0	198	7 650	15	79	7 710	13.0	377	80
Sub-total				111			200			81			392
Total Queensland Coal Resources at operating mines				2 641			2 758			1 397			6 796
Queensland Coal Undeveloped Resources
CQCA JV	Red Hill	UG	Met	90	-	20.9	406	-	19.6	306	-	18	802	50
	Daunia	OC	Met/Th	75	-	20.5	24	-	20.3	-	-	-	99	50
	Peak Downs East	UG	Met	-	-	-	668	-	17.5	104	-	18.4	772	50
Sub-total				165			1 098			410			1 673
Gregory JV	Liskeard	OC	Met	5.6	-	34.6	-	-	-	-	-	-	5.6	50
BHP Mitsui	Wards Well	UG	Met	331	-	-	289	-	-	-	-	-	620	80
	Lancewood	UG	Met	-	-	-	112	-	20.6	-	-	-	112	80
	Bee Creek	OC	Th	-	-	-	55	-	14.4	5	-	13	60	80
	Nebo West	OC	Th	-	-	-	178	6 930	7.5	-	-	-	178	80
	Poitrel/Winchester	OC/UG	Met/Th	95	-	22.5	41	-	23.6	8	-	24.5	144	80
Sub-total				426			675			13			1 114
Total Undeveloped Queensland Resources				597			1 773			423			2 793
Total Queensland Coal Resources				3 238			4 531			1 820			9 588
Illawarra Coal Resources at	Appin	UG	Met/Th	163	-	-	195	-	-	38	-	-	396	100
operating mines	West Cliff	UG	Met/Th	194	-	-	70	-	-	11	-	-	275	100
	Cordeaux	UG	Met/Th	124	-	-	87	-	-	4	-	-	215	100
	Elouera	UG	Met/Th	63	-	-	41	-	-	1	-	-	105	100
	Dendrobium	UG	Met/Th	209	-	-	195	-	-	78	-	-	482	100
Sub-total				753			588			132			1 473
Illawarra Coal Undeveloped Resources	A248 & 442	UG	Met/Th	128	-	-	231	-	-	72	-	-	431	100
Total Illawarra Resources				881			819			204			1 904

(1) Coal resources inclusive of coal reserves.

(2) OC = open-cut, UG = underground.

(3) Met = metallurgical coal, Th = thermal coal.

(4) Maximum borehole spacings for confidence levels are:
Measured 1000 m, Indicated 2000 m,
Inferred 4000 m.

(5) All tonnages quoted are at in situ moisture content.(8

(6) Coal quality quoted is potential product quality on air-dried basis.

(7) Competent Persons Queensland Coal Resources: D Dunn (MAusIMM),
Illawarra Coal Resources: B Clark (MAusIMM).

(8) The CQCA JV total Coal Resources has decreased by 12 per cent from the previous 2002 base due to depletion, remodelling, reclassification and a change in the minimum seam thickness for inclusion of underground resource from 1.5m to 2.0m. The Gregory JV total Coal Resource base has decreased by 36 per cent from the previous 2002 base due to the exclusion of structurally complex coal seam areas. The BHP Mitsui JV total Coal Resource base has decreased by 19 per cent due to changes as noted above for minimum underground mineable thickness. At Illawarra the Appin and West Cliff colliery boundaries were redefined and the mine plans revised to include the transfer of reserves from Tower mine which has closed and its Coal Resource transferred to Appin. Cordeaux mine has also been closed and part of its Coal Resources transferred to Dendrobium.

Carbon Steel Materials Customer Sector Group continued

Ore Reserves

The tables below detail our iron ore, manganese and metallurgical coal Reserves (in metric tonnes) estimated as at 30 June 2003 in 100 per cent terms.

Iron Ore Reserves

		Proved Ore Reserve (6)			Probable Ore Reserve (6)			Total Ore Reserve			BHP Billiton
		Tonnes	Grade	Grade	Tonnes	Grade	Grade	Tonnes	Grade	Grade	Interest
Deposit	Ore Type (7)	(millions)	%Fe	%P	(millions)	%Fe	%P	(millions)	%Fe	%P	%
Iron Ore (1)(2)(3)(4)(5)(8)(9)
Mt Newman JV	BKM	802	62.9	0.07	148	61.9	0.07	950	62.7	0.07	85
	MM	57	62.1	0.07	18	61.2	0.05	76	61.9	0.07	85
Jimblebar	BKM	175	62.0	0.07	72	61.5	0.08	247	61.8	0.07	100
Mt Goldsworthy JV
Northern Areas	NIM	17	63.0	0.05	4	60.7	0.04	21	62.6	0.05	85
Area C (10)	MM	184	62.7	0.06	19	62.8	0.06	204	62.7	0.06	85
Yandi JV	CID	485	58.3	0.04	156	58.1	0.04	641	58.3	0.04	85
Samarco		275	47.2	0.04	179	45.7	0.04	454	46.6	0.04	50

(1) The Reserves listed for each joint venture include a combination of High Grade (direct crusher feed) and Low Grade (usually requiring beneficiation). All tonnages are in wet metric tonnes, except for Samarco, which is in dry metric tonnes.

(2) The Reserve grades listed refer to head grades for iron (Fe) and phosphorus (P). Iron Ore is marketed as Lump (direct blast furnace feed) and Fines (sinter plant feed). Samarco is marketed predominantly as direct reduction and blast furnace pellets.

(3) Mining dilution and mining recovery (in general around 95 per cent) has been taken into account in the estimation of reserves for all Western Australian Iron Ore operations. For Samarco the mine recovery is 96.5 per cent (not included in the reserve estimate) of the stated diluted reserve.

(4) Metallurgical recovery is 100 per cent for all of the West Australian Iron Ores except for the low-grade part of the Mt Newman JV (350 million tonnes) where the beneficiation plant recovery is 65 per cent. For both Mt Newman JV and Jimblebar the recovery of screened low-grade lump is 70 per cent and 55 per cent, respectively. For Samarco the beneficiation plant recovery is 57 to 59 per cent.

(5) The following third party audits have been undertaken: Mt Newman JV Long-Term Mine Plan Audit including the reserve base, MRDI, 1997; Jimblebar Mine Planning Review, MineNet Consulting Mining Engineers, 2003; and Mt Goldsworthy JV Northern Areas, Long-Term Mine Plan Audit, MRDI, 1998 and Mine Planning Review, Mine Operations, MineNet Consulting Mining Engineers, 2001.

(6) Drill spacings used to classify Proved and Probable Reserves for the West Australian Iron Ore deposits are between 100m by 50m and 200m by 100m; for Samarco the drill spacings used are 50m by 50m and 150m by 100m for Proved and Probable Reserves, respectively.

(7) Ore types are BKM - Brockman, MM - Marra Mamba, NIM - Nimingarra, and CID - Channel Iron Deposit.

(8) Competent Persons

Mt Newman, Jimblebar, Mt Goldsworthy JV Area C and Yandi: P Schultz (MAusIMM)

Mt Goldsworthy JV Northern Areas: R Richardson (MAusIMM)

Samarco: J Tizon (MAusIMM).

(9) The iron ore reserves for the Mt Newman JV, Whaleback pit have decreased by 163 Mt from the previous 2002 reserve due to mining depletion and a review of drill hole spacing that resulted in the reclassification of some Indicated Resource to Inferred Resource. The Inferred Resource is not transferable to reserve. The changes to the reserve base for Yandi JV and Samarco are primarily due to mining depletion.

(10) Whilst 85 per cent is shown as the 'BHP Billiton Interest' for Area C, POSCO (a Korean steelmaker) has a 20 per cent legal interest in the C deposit of Area C. In substance, the Group retains virtually all of this interest and this disclosure and the financial statements are prepared on this basis.

Carbon Steel Materials Customer Sector Group continued

Manganese Ore Reserves
		Proved Ore Reserve			Probable Ore Reserve			Total Ore Reserve			BHP Billiton
		Tonnes	Grade		Tonnes	Grade		Tonnes	Grade		Interest
		(millions			(millions			(millions
Deposit (1)(2)(3)(4)(5)(6)	Ore Type	dmt)	%Mn	%Fe	dmt)	%Mn	%Fe	dmt)	%Mn	%Fe	%
Manganese
South Africa
Wessels (UG)		3.1	48.0	-	13.2	48.2	-	16.3	48.2	-	60
Mamatwan (OC)(7)		18.6	37.9	4.6	6.0	38.0	4.7	24.6	37.9	4.6	60

		Tonnes	Grade		Tonnes	Grade		Tonnes	Grade
		(millions			(millions			(millions
		dmt)	%Mn	%Yield	dmt)	%Mn	%Yield	dmt)	%Mn	%Yield
Australia
GEMCO (OC)	ROM	42.5	48.0	44	46.3	47.6	41	88.7	47.8	42	60

(1) Tonnages are on a dry basis. Mining dilution and recovery is included in the reserve estimate.

(2) Mining method: OC = open-cut, UG = underground.

(3) No third party reserve audits have been undertaken in the last three years.

(4) Metallurgical recovery for Wessels, Mamatwan and GEMCO will vary with required market specification.

(5) For the South African manganese deposits underground sampling and drill spacings of +/- 230m are used for Proved and Probable Reserves respectively at Wessels, while drill spacings of between 40m and 80m are used to classify Proved and Probable Reserves at Mamatwan. For GEMCO drill spacings of 60m by 120m and 120m by 120m are used for Proved and Probable Reserves, respectively.

(6) Competent Persons

Wessels: E P Ferreira (SACNASP)

Mamatwan: O van Antwerpen (SACNASP)

GEMCO: E Swindell (SACNASP)

(7) The Mamatwan reserve has decreased by 12.65 Mt from the 2002 base; this is due to changes in the resource base (see note 2, Manganese Mineral Resources).

Carbon Steel Materials Customer Sector Group continued

Metallurgical Coal Reserves (7)
				Marketable (2)				BHP
			Reserve)(2)		Calorific	Volatile		Billiton
		Mining (1)	Tonnes	Tonnes	Value	Matter	Sulphur	Interest
		Method	(millions)	(millions)	(Kcal/kg)%		%	%
Metallurgical Coal Reserves (3)(4)(5)(6)(9)
Queensland Reserves at operating mines
CQCA JV	Goonyella	OC	801	558		23.6		50
	Peak Downs	OC	996	563		20.4		50
	Saraji	OC	585	337		18.4		50
	Norwich Park	OC	107	76		16.9		50
	Blackwater	OC	349	290		25.5		50
	South Blackwater	OC	66	66		29.1		50
Gregory JV	Gregory	OC	17	14		33.7		50
	Crinum	UG	55	46		31.4		50
BHP Mitsui	Riverside	OC	6.7	4.7		23.2		80
	South Walker Ck	OC	134	96		13.1		80
Total Reserves at Queensland operating mines			3 117	2 051
Queensland Undeveloped Coal Reserves
CQCA JV	Daunia	OC	73	64		20.2		50
BHP Mitsui	Poitrel/Winchester	OC	79	62		22.8		80
	Nebo West	OC	22	16		7		80
Total Queensland Undeveloped Coal Reserves			174	142
Total Queensland Coal Reserves			3 291	2 193
Illawarra Coal Reserves at operating mines (8)
	Appin	UG	84	78	8 122	22.7	0.33	100
	West Cliff	UG	79	72	8 239	20.8	0.36	100
	Elouera	UG	5	4	8 261	23.9	0.57	100
	Dendrobium	UG	92	63	8 267	22.9	0.53	100
Total Illawarra Coal Reserves			260	217

(1) OC = open-cut, UG = underground.

(2) Coal Reserve (metric tonnes) is the sum of Proved and Probable Coal Reserve estimates, which include allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined. Marketable Reserve (metric tonnes) are the tonnages of coal available, at specified moisture and air-dried quality, for sale after beneficiation of the Coal Reserve. Note that where the coal is not beneficiated the Coal Reserve and Marketable Reserve are the same.

(3) Coal wash plant recovery:

Queensland Coal
Goonyella	70%	Blackwater/South Blackwater	83%
Peak Downs	56%	Gregory/Crinum	84%
Saraji	58%	Riverside	70%
Norwich Park	71%	South Walker	72%

Illawarra Coal
Appin	89%	Elouera	74%
West Cliff	87%	Dendrobium	69%

(4) CQCA's Goonyella, Peak Downs, Saraji, Norwich Park, Blackwater mines, Gregory JV mines Gregory and Crinum mines, and BHP Mitsui Coal P/L South Walker and Riverside mines passed audit by Runge P/L in June 2001. No third party audits have been undertaken on the Illawarra reserves in the past three years.

(5) Reserves are quoted on air-dried qualities, as this is the basis they are sold on the international market.

(6) A drill spacing of 1000m is used to classify Proved Reserves and 1000m to 2000m to classify Probable Reserves.

(7) Competent Person for Queensland Coal Reserves is B Cox (MAusIMM), and for Illawarra Coal Reserves is B Clark (MAusIMM).

(8) Cordeaux has been closed and its remaining Coal Resources are now deemed as a long-term Coal Resource for Dendrobium. Tower Colliery was closed at the end of CY2002 and the remaining Coal Reserves allocated to Appin.

(9) The Queensland operating mines recoverable and marketable Coal Reserves have increased by 37 per cent and 29 per cent respectively compared to the previous 2002 base. These increases are due to new price assumptions, pit redesigns and the replacement of South Blackwater reserves with reserves from the Kennedy area; the increases have been partially offset by depletion due to production mining. Illawarra operating mines recoverable and marketable Coal Reserves have decreased by 24 per cent and 17 per cent respectively compared to the previous 2002 base. These decreases are primarily due to the closure of the Cordeaux and Tower collieries and depletion from mine production.

Diamonds and Specialty Products Customer Sector Group

Mineral Resources

The table below details the Mineral Resources for the Diamonds and Specialty Products Customer Sector Group as at 30 June 2003 in 100 per cent terms.

	Measured Resources		Indicated Resources		Inferred Resources		Total Resources		BHP
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Billiton
	(millions	Carats/	(millions	Carats/	(millions	Carats/	(millions	Carats/	Interest
Deposit	dmt)	tonne	dmt)	tonne	dmt)	tonne	dmt)	tonne	%
Ekati Diamond Mine
Diamond Resources (1)(2)
Ekati Core Zone	34.5	1.2	36.3	0.9	18	1.0	88.5	1.0	80.0
Ekati Buffer Zone	1.2	0.8	23.0	2.0	15	2.1	39.4	2.1	58.8

(1) Resources presented are total resources inclusive of the resources converted to Ore Reserves and those not yet converted to Ore Reserves; they are reported using a 1.0mm size cut-off and the Competent Person responsible is J Carlson (MAusIMM, NAPEGG).

(2) Diamond resources have been increased with additional drilling and remodelling; with a net gain, allowing for mining depletion, of 14 Mt.

Ore Reserves

The table below details the Ore Reserves for the Diamonds and Specialty Products Customer Sector Group as at 30 June 2003 (unless otherwise stated) in 100 per cent terms.
	Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserves		Recoverable Product)(1)
		Grade		Grade		Grade		BHP
	Tonnes	Carats/	Tonnes	Carats/	Tonnes	Carats/		Billiton
	(millions	tonne	(millions	tonne	(millions	tonne	Carats	Interest
Deposit	dmt)	(>2.0mm size)	dmt)	(>2.0mm size)	dmt)	(>2.0mm size)	(millions)%
EKATI Diamond Mine
Diamond Ore Reserves
Ekati Core Zone (2)(3)(4)(5)(6)	22.1	0.9	25.6	0.7	47.7	0.8	36.6	80
	TiO2 slag		TiO2 slag		TiO2 slag
	(million tonnes)		(million tonnes)		(million tonnes)
Titanium (7)(8)
Ore Reserves
Richards Bay Minerals		9.3		16.2		25.5		50

(1) These figures are expressed in terms of the recoverable quantity of marketable product.

(2) Search radii of 30m and 60m are used to classify Proven and Probable Reserves, respectively.

(3) Third party reserve audits have not been conducted on our reserves for purposes of this Annual Report.

(4) Diamond prices used for pit optimisations and Ore Reserves reflect current marketing conditions.

(5) The Ore Reserves have incorporated a plant conversion from 1.5mm to 2.0mm square mesh screen stone size cut-off; this has reduced the Ore Reserves by 8.3M carats. The overall reduction in total Ore Reserves due to cut-off changes, additional drilled reserves and production depletion of 10.5 Mt.

(6) The Competent Persons responsible are P Pecek (MAusIMM) and W Boggis (MAusIMM).

(7) The Competent Person responsible is J Giroux (CIM/OEQ).

(8) The Titanium Ore Reserves are as at 31 December 2002.

Energy Coal Customer Sector Group

Energy Coal Resources (3)(4)(5)

The table below details our Energy Coal Resources (in metric tonnes) estimated as at 30 June 2003 in 100 per cent terms.

		Potential		Measured	Indicated	Inferred	Total	BHP Billiton
		Mining	Coal	Tonnes	Tonnes	Tonnes	Tonnes	Interest
Ownership	Deposit	Method(1)	Type(2)	(millions)	(millions)	(millions)	(millions)%
New Mexico
Operating mines	San Juan	OC & UG	Th	241	16	-	257	100
	La Plata	OC	Th	51	-	-	51	100
	Navajo	OC	Th	250	-	-	250	100
South Africa
Operating mines	Douglas	OC & UG	Th	310	-	-	310	84
	Khutala	OC & UG	Th	992	-	-	992	100
	Koornfontein	UG	Th	48	-	-	48	100
	Middelburg	OC	Th	440	-	-	440	84
	Optimum	OC	Th	247	208	-	455	100
	Rietspruit	OC & UG	Th	4	-	-	4	50
	ZAC	OC & UG	Anth	12	2	-	14	100
Projects	Khutala 5 seam	OC/UG	Th	-	138	-	138	100
	Klipfontein	OC	Th	93	-	-	93	100
	Leandra North	UG	Th	443	134	-	577	100
	Leandra South	UG	Th	-	474	-	474	100
	Rem Block IV	UG	Th	-	189	-	189	50
	Weltevreden	OC/UG	Th	-	418	-	418	100
	Naudesbank	OC/UG	Th	19	33	79	131	100
Undeveloped	Pegasus	OC	Th	11	-	-	11	100
	Union	OC	Th	102	-	-	102	100
Mineral leases	Miscellaneous	UG	Th	50	4 967	2 560	7 580	100
Australia
Operating mine and	Mt Arthur Coal	OC & UG	Th	817	2 144	519	3 480	100
project
Projects	Wyong	UG	Th	508	816	56	1 380	78
	Togara South	UG	Th	317	646	1 060	2 022	100
Colombia
Operating mine	Cerrejon Coal	OC	Th	331	468	-	799	33.3
	Company

(1) OC = open-cut, UG = underground.

(2) Th = thermal coal, Anth = Anthracite.

(3) Competent Persons

San Juan, La Plata: R Vanvalkenburg (RPE NM)

Navajo: D Rawson (MAusIMM)

Khutala, Rietspruit, ZAC, Rem Block IV, Union, Mineral Leases: M A J Visser (SACNASP)

Douglas: J H Marais (SACNASP)

Koornfontein: C W Joubert (SACNASP)

Middelburg: J C van der Merwe (SACNASP)

Optimum: G J Cronje (SACNASP)

Khutala 5 Seam, Klipfontein, Weltevreden: J L Pienaar (SACNASP)

Leandra North, Leandra South, Pegasus, Naudesbank: C D Van Niekerk (SACNASP)

Mt Arthur Coal: P Grey (FAusIMM)

Wyong: K Bartlett (MAusIMM)

Cerrejon Coal Company: C D Van Niekerk (SACNASP)

Togara South: D Dunn (MAusIMM).

(4) New Mexico Coal Resources have reduced by 25 Mt from the previous 2002 base due to mining depletion, revised coal thickness and reclassification. Middelburg mine increased its total Coal Resource by 37 Mt from the previous 2002 base; the increases were the result of remodelling following a drilling program. Optimum decreased its resource by 27 Mt following redefinition of the seam limits and remodelling following a drilling program. Other changes in South African Coal Resources are primarily due to mining depletion. The Mt Arthur Coal total Coal Resources have increased by 518 Mt over the previous 2002 resource base; this is due to the inclusion of Coal Resources that are potentially extractable by underground methods. The Cerrejon Coal Company Resource has reduced due to reclassification 67 Mt and mining depletion 27 Mt from the previous 2002 resource base.

(5) New Mexico and Togara South Coal Resources are quoted on an in situ moisture basis; all other Coal Resources are on an air-dried basis.

Energy Coal Customer Sector Group

Energy Coal Reserves (7)(11)(12)

The table below details the Energy Coal Reserves (in metric tonnes) estimated as at 30 June 2003.
					Marketable on air-dried basis
				Mined						BHP
				Recoverable.(4)		Calorific	Calorific.			Billiton
		Mining	Coal	Tonnes	Tonnes	Value	Value	Sulphur	Total	Interest
	Deposit (1)	Method (2)	Type (3)	(millions)	(millions)	(Kcal/kg)	(Btu/lb)%		Moisture(5)%
Assigned Thermal
Coal Reserves
New Mexico (6)
Operating mines	San Juan	OC & UG	Th	85	85	5 300	9 540	0.70	9.0	100
	La Plata (8)	OC	Th	-	-	-	-	-	-	100
	Navajo	OC	Th	232	232	4 800	8 640	0.84	13.0	100
South Africa
Operating mines	Douglas	OC & UG	Th	253	184	6 470	11 650	0.74	8.0	84
	Khutala	OC & UG	Th	371	373	4 540	8 170	0.94	8.0	100
	Koornfontein	UG	Th	23	15	6 570	11 830	0.75	7.5	100
	Middelburg	OC	Th	260	218	6 400	11 520	0.62	6.7	84
	Optimum	OC	Th	376	293	6 680	12 020	0.52	8.0	100
	ZAC	OC & UG	Anth	4.6	3	7 470	13 450	0.90	6.3	100
Australia
Operating mine	Mt Arthur Coal	OC & UG	Th	555	478	6 420	11 560	0.57	10.2	100
and Project
Colombia
Operating mine	Cerrejon Coal	OC	Th	769	759	6 198	11 160	0.54	13.7	33.3
	Company
Unassigned Thermal
Coal Reserves (9)
Projects	Leandra North (10)	UG	Th	215	-	-	-	-	-	100
	Klipfontein Klipspruit	OC	Th	79.5	67.0	5 490	9 880	0.6	9.0	100
Undeveloped	Pegasus	OC	Th	10	9.0	6 570	11 830	0.54	0.80	100

(1) Third party reserve audits have been undertaken on the following operations: Bayswater, 1997-2001 Mincon volume audits; Mount Arthur North, May 2000/2001, Dr D Balydan of Geological Management Services Pty Ltd; and Cerrejon Zona Norte (section of the Cerrejon Coal Company), August 2002 and December 2001, Mr P Riley, Exploration Computer Services, Lakefield, Colorado. San Juan mine: 1) Audit of the underground resource and reserve conducted in June 2000 conducted by Skelly & Loy, Inc; and 2) Audit of the technical design, modelling and planning data for the proposed underground mine feasibility study conducted by Marston & Marston, Inc in September 2000. This review included a review of the San Juan and La Plata modelling and planning data.

(2) Mining method: OC = open-cut, UG = underground.

(3) Coal type: Th = thermal coal, Anth = Anthracite.

(4) Recoverable Coal Reserve (tonnes) is the sum of Proven and Probable Coal Reserve estimates, which includes allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined. Marketable Coal Reserve (tonnes) is the tonnages of coal available, at specified moisture and air-dried quality, for sale after beneficiation of the Recoverable Coal Reserves. Note that where the coal is not beneficiated the recoverable tonnes are the marketable tonnes, with moisture adjustment where applicable.

(5) Coal moisture content is on an as received basis.

(6) Mining recovery for Navajo mine is 95 per cent; San Juan Surface mining is 95 per cent; and San Juan Underground mining is 55 per cent.

(7) Drill spacings of between 125m by 125m and up to 750m spacing are used for Energy (thermal) Coal Proven Reserves. A drill spacing of 500m to 1000m is used for Probable Reserves at New Mexico; for the South African and Colombian sites the Probable Reserve category is not used.

(8) The reserves of La Plata Mine (1mt) were depleted during the financial year 2002/03 and the assets are currently being reclaimed and the mine closed.

(9) The unassigned, undeveloped Coal Reserves are based on feasibility studies.

(10) No market exists currently for Leandra North, therefore no marketable tonnes available.

(11) Competent Persons: Navajo: D Rawson (MAusIMM); San Juan, La Plata:

R Vanvalkenburg (RPE NM); Optimum: G J Cronje (SACNASP); Middelburg:

J C van der Merwe (SACNASP); Douglas: J H Marais (SACNASP); Koornfontein:

C W Joubert (SACNASP); Khutala, ZAC: M A J Visser (SACNASP); Mt Arthur Coal:

P Grey (FAusIMM); Cerrejon Coal Company, Leandra North, Pegasus:

C D Van Niekerk (SACNASP); Klipfontein Klipspruit: J L Pienaar (SACNASP).

(12) The New Mexico Coal Reserves have been reduced by approximately 45Mt due to unresolved mining rights. Khutala recoverable and marketable Coal Reserves have been reduced by 96 Mt and 104 Mt respectively due to remodelling of the reserves, changes in the extraction factor and mining depletion. Other changes in the South African thermal Coal Reserves are primarily due to production depletion. The Mt Arthur Coal Recoverable and Marketable Coal Reserve have increased by 51 Mt and 37 Mt respectively; this is the net effect of reclassification of some open-cut reserves to probable underground reserves due to a more favourable profit margin and a reserve depletion due to production mining. Coal Reserves at Cerrejon Coal Company have increased by the acquisition of Patilla Norte Coal Reserves from the Colombian government.

Stainless Steel Customer Sector Group

Stainless Steel Mineral Resources

The tables below detail Nickel and Chrome Mineral Resources (in metric tonnes) for the Stainless Steel Materials Customer Sector Group, as at the end of June 2003 in 100 per cent terms.
			Measured Resources		Indicated Resources		Inferred Resources		Total Resources		BHP
			Tonnes		Tonnes		Tonnes		Tonnes		Billiton
			(millions	Grade	(millions	Grade	(millions	Grade	(millions	Grade	Interest
Commodity	Deposit	Type	dmt)	%Ni	dmt)	%Ni	dmt)	%Ni	dmt)	%Ni	%
Nickel (4)	Cerro Matoso (1)(2)	Laterite	41.3	1.85	15.2	1.63	1.6	1.5	58.1	1.78	99.8
			% Cr203		% Cr203		% Cr203		% Cr203
Chrome (4)	Western Chrome		28	41.1	81	41.5	9	38.4	118	41.2	60
South Africa	Eastern Chrome		35	40.9	120	42.9	89	44.0	243	43.0	60
operating	Chrome
mines (1)(2)(3)	Undeveloped		34	43.7	111	44.0	26	44.4	171	44.0	60

(1) Resources for nickel are estimated on the basis of a 1.1 per cent nickel cut-off; chrome is based on a 38 per cent Cr203 in situ chromitite cut-off.

(2) Competent Persons C Rodriguez (MAusIMM) for Cerro Matoso, and C D Beater (SACNASP) for Eastern Chrome, Western Chrome and Undeveloped Chrome.

(3) Measured and Indicated Resources for chrome are inclusive of those resources that have been modified to produce Ore Reserves. Previously resources were exclusive of those modified to produce reserves.

(4) Eastern Chrome Resources have been updated with more stringent criteria applied to resource classification; the total Eastern Chrome resource has decreased by 78 Mt from the 2002 resource base. Western Chrome Resources have increased by 41 Mt. Changes to the Cerro Matoso resource are primarily due to production depletion.

Stainless Steel Ore Reserves

The table below details our Stainless Steel Materials Ore Reserves (in metric tonnes), estimated as at 30 June 2003.

		Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserves(1)		BHP
		Tonnes		Tonnes		Tonnes		Billiton
		(millions	Grade	(millions	Grade	(millions	Grade	Interest
Commodity	Deposit	dmt)	% Ni	dmt)	% Ni	dmt)	% Ni	%
Nickel (2)(3)(4)(5)(6)(7)
Colombia	Cerro Matoso	31.1	2.02	12.0	1.7	43.2	1.93	99.8

Chrome (2)(3)(4)(5)(6)(7)			%Cr203		%Cr203		%Cr203
South Africa	Western Chrome	10	36.7	15	36.7	25	36.7	60
Operating mines	Eastern Chrome	9	37.9	28	39.9	37	39.5	60

(1) Mining dilution and mining recovery are accounted for in the reserve estimates.

(2) Reserves for nickel are estimated on the basis of a 1.1 per cent nickel cut-off, chrome is based on a 38 per cent Cr203 in situ chromitite cut-off.

(3) Metallurgical recoveries for the operations are: Cerro Matoso 86 per cent nickel; Western Chrome 73 per cent chrome; and Eastern Chrome 76 per cent chrome.

(4) Reserve audits for Cerro Matoso in the last three years are: July 2000, audit undertaken MRDI (Mineral Resources Development Inc), San Mateo, California to investigate grade bias of the CMSA laboratory, on behalf of CMSA. Third party auditing has been carried out on chrome in the last year.

(5) Equivalent drill spacing of 30m for Proved Reserve, and 60m for Probable Reserve has been used for Cerro Matoso reserve classification. For the chrome mines the known (published) continuity of the chromitite layers in the Bushveld Complex allows wide-spaced drilling to delineate Proved Reserves with 300m square grid (no structural complexity).

(6) Competent Persons: R Argel (MAusIMM) for Cerro Matoso, and C D Beater (SACNASP) for Eastern Chrome and Western Chrome.

(7) The Western Chrome and Eastern Chrome Reserves have been updated and reported as Run of Mine (ROM) plant feed and not as saleable product as reported in previous years. This change in reporting has increased tonnage by 4.3 Mt and 17.7 Mt for Western Chrome and Eastern Chrome, respectively; chrome grades have reduced in each case. Nickel and Chrome Reserves have been depleted by mine production.

End of part 3 of 3

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

__________________________________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 30 September 2003